| OMB APPROVAL |
|---|
| OMB Number: 32135-0327 |
| Expires: January 31, 2005 |
| Estimated average burden hours per response...0.10 |

**IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER**



**UNITED STATES**
**Securities and Exchange Commission**
**Washington, D.C. 20549**



**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**

**BY ELECTRONIC FILERS**

THE IT GROUP, INC. — 0000731190

Exact name of registrant as specified in charter — Registrant CIK Number

FORM 8-K For 5/3/02 — 1-09037

Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

**SIGNATURES**

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania, 2002.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Chief Operating Officer
(Name and Title)

Exhibit Index

Exhibit

99.2 Notice of Filing of Monthly Operating Report for period from January 16, 2002 through March 1, 2002 (including Exhibits).

99.3 Notice of Filing of Monthly Operating Report for period from March 2, 2002 through March 29, 2002 (including Exhibits).

EXHIBIT 99.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

| | | |
|---|---|---|
| In re: | : | Chapter 11 |
| The IT Group, Inc., et al., | : | Case No. 02-10118 (MFW) |
| | : | Jointly Administered |
| Debtors. | : | |

**NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM JANUARY 16, 2002 THROUGH MARCH 1, 2002**

PLEASE TAKE NOTICE that on May 10, 2002, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from January 16, 2002 through March 1, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was trans-

DKT. NO. 150
DT. FILED 5/10/0

# Exhibit A

**The IT Group, Inc.**
**Case No. 02-10118**

**Activity for the period January 16, 2002 thru March 1, 2002**

## Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

| | |
|---|---|
| In re: | : Chapter 11 |
| The IT Group, Inc., *et al.*, | : Case No. 02-10118 (MFW) |
| Debtors. | : Jointly Administered |

**DECLARATION OF HARRY J. SOOSE IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD FROM JANUARY 16, 2002 THROUGH MARCH 1, 2002**

I, Harry J. Soose, hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. The current operating status of all debtors (operating, limited activity, inactive) is outlined in the consolidating income statement and related footnote. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidating income and balance sheet. The bank reconciliations of the debtors are substantially completed as of March 1, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
May 13, 2002

Harry J. Soose

T:\CORP\WP\HJS\Bankruptcy\affidavit-1.doc

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10118 (Unconsolidated) The IT Group, Inc. (00) | 02-10165 IT Corporation (01) | 02-10157 Benecia North Gateway LLC | 02-10164 IT Baker LLC | 02-10167 IT Lake Herman Road LLC | 02-10168 IT Vine Hill LLC | 02-10178 Northern California Development Ltd | 02-10169 IT-Tulsa Holdings, Inc. (03) |
|---|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | | |
| Cash | - | 43,178,784 | | | | | | |
| Accounts receivable | (902,907) | 301,994,646 | | | | | | |
| Allow for doubtful accts | - | (18,600,968) | | | | | | |
| Deferred income taxes | - | (10,479,402) | | | | | | |
| Other receivables | - | 6,395 | | | | | | |
| Prepaid expenses and other current assets | - | 2,854,288 | | | | | | |
| Total current assets | (902,907) | 318,953,744 | - | - | - | - | - | - |
| Property, plant and equipment, at cost | - | 94,534,904 | | | | | | |
| Accumulated depreciation and amortization | - | (50,812,384) | | | | | | |
| Net property, plant and equipment | - | 43,722,520 | - | - | - | - | - | - |
| Cost in excess of net assets of acquired business | - | - | | | | | | |
| Investments in affiliate | 9,815,598 | 45,933,646 | | | | | 36,100,000 | |
| Restricted cash | - | | | | | | | |
| Deferred Financing Costs | - | - | | | | | | |
| Other assets | 165 | 5,700,189 | | | | | | |
| Deferred taxes | - | (101,125,616) | | | | | | |
| Long-term assets of discontinued operations | - | 904,151 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | | |
| Total assets | 8,912,856 | 314,088,634 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | 36,100,000 | - |

*The IT Group, Inc.*
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10118 (Unconsolidated) The IT Group, Inc. (00) | 02-10165 IT Corporation (01) | 02-10157 Benecia North Gateway LLC | 02-10164 IT Baker LLC | 02-10167 IT Lake Herman Road LLC | 02-10168 IT Vine Hill LLC | 02-10178 Northern California Development Ltd | 02-10169 IT-Tulsa Holdings, Inc. (03) |
|---|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | | |
| Accounts payable-unsecured | - | 108,523,195 | | | | | | - |
| Accrued wages and related liabilities-unsec | 421 | 14,266,326 | | | | | | (157) |
| Billings in excess of revenues-unsecured | - | 2,416,248 | | | | | | - |
| Other accrued liabilities-unsecured | 6,832,363 | 26,302,529 | | | | | | (138) |
| Long-term debt due within 1 year-unsecure | 225,000,000 | - | | | | | | - |
| Long-term debt due within 1 year-secured | 52,558,951 | 358,087,987 | | | | | | - |
| Current Liabilities (Postpetition): | | | | | | | | |
| Accounts payable-unsecured | 667 | 74,510,962 | | | | | | - |
| Accrued wages and related liabilit | 220 | 7,442,838 | | | | | | (82) |
| Other accrued liabilities-unsecured | 833,147 | 3,207,364 | | | | | | (17) |
| DIP Financing | 44,000,000 | - | | | | | | |
| Long-term debt due within 1 year- | - | - | | | | | | - |
| Long-term debt due within 1 year- | - | - | | | | | | - |
| Net current liabilities of discontinued operations | - | 42,040 | 990,458 | 181,612 | 90,806 | 376,677 | | |
| Total current liabilities | 329,225,769 | 594,799,488 | 990,458 | 181,612 | 90,806 | 376,677 | - | (394) |
| Long-term debt | - | - | | | | | | |
| Long-term liabilities of discontinued operations | - | | | | | | | |
| Other l-t accrued liabilities-prepetit | - | 3,652,735 | | | | | | |
| Minority interest in subsidiary | - | | | | | | | |
| Stockholders' Equity: | | | | | | | | |
| Preferred stock | 6,665,152 | | | | | | | |
| Common stock | 230,683 | 36,185 | | | | | | 2,500 |
| Treasury stock | (4,866,900) | - | | | | | | |
| Unearned Compensation-Restricte | (590,314) | | | | | | | |
| Additional paid-in capital | (286,897,571) | 695,966,955 | 20,809,542 | 3,818,388 | 1,909,194 | 7,923,323 | 36,100,000 | (19,861,256) |
| Retained earnings (deficit) | (34,853,963) | (975,077,385) | | | | | | 19,859,149 |
| Cumulative translation adj. | - | (5,289,345) | | | | | | |



5/8/02
7:35 PM

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Total stockholders' equity | (320,312,913) | (284,363,590) | 20,809,542 | 3,818,388 | 1,909,194 | 7,923,323 | 36,100,000 | 394 |
| Total liabilities and stockholders' equity | 8,912,856 | 314,088,634 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | 36,100,000 | (0) |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10166 IT Corporation of North Carolina, Inc. (13) | 02-10143 LandBank, Inc. (15) | 02-10162 Gradient Corporation (18) | 02-10150 PHR Environmental Consultants, Inc. (19) | 02-10181 Pacific Environmental Group, Inc. (20) | Nondebtor Universal Professional Insurance Company (21) | Nondebtor IT/Davy, A Joint Venture (Sikes) (23) |
|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | |
| Cash | | 779,157 | - | 9,795 | 1,000 | 28,668 | 12,105 |
| Accounts receivable | | 99,321 | - | 1,032,531 | 1,356,203 | | |
| Allow for doubtful accts | | | - | | | | |
| Deferred income taxes | | | | | (713,817) | | |
| Other receivables | | 1,506,884 | - | 300 | - | - | |
| Prepaid expenses and other current assets | | 32,620,759 | - | 12,757 | - | - | |
| Total current assets | - | 35,006,121 | - | 1,055,383 | 643,386 | 28,668 | 12,105 |
| Property, plant and equipment, at cost | | 274,793 | - | 28,776 | 263,749 | | |
| Accumulated depreciation and amortization | | (183,431) | - | (20,905) | (160,719) | | |
| Net property, plant and equipment | - | 91,362 | - | 7,871 | 103,030 | - | - |
| Cost in excess of net assets of acquired business | | | | - | | | |
| Investments in affiliate | | | | | | | |
| Restricted cash | | | | | | | |
| Deferred Financing Costs | | | | | | | |
| Other assets | | 6,265 | - | 9,278 | 20,115 | | |
| Deferred taxes | | | | | | | |
| Long-term assets of discontinued operations | | | | | | | |
| Total assets | - | 35,103,748 | - | 1,072,532 | 766,531 | 28,668 | 12,105 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10166 IT Corporation of North Carolina, Inc. (13) | 02-10143 - LandBank, Inc. (15) | 02-10162 Gradient Corporation (18) | 02-10150 PHR Environmental Consultants, Inc. (19) | 02-10181 Pacific Environmental Group, Inc. (20) | Nondebtor Universal Professional Insurance Company (21) | Nondebtor IT/Davy, A Joint Venture (Sikes) (23) |
|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | |
| Accounts payable-unsecured | - | 1,478,868 | - | 21,537 | 464,373 | - | - |
| Accrued wages and related liabilities-unsec | - | (3,756) | - | - | 17,403 | - | - |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | 207,026 | - | (9,576) | (64,523) | 813,993 | (708) |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | 3,907,531 | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | | |
| Accounts payable-unsecured | - | 39,994 | - | 75,267 | 135,197 | - | 20,432 |
| Accrued wages and related liabilit | - | - | - | - | 9,079 | - | - |
| Other accrued liabilities-unsecured | - | 90,195 | - | (1,168) | (7,868) | 99,259 | (86) |
| DIP Financing | | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | | |
| Total current liabilities | - | 5,719,858 | - | 86,060 | 553,661 | 913,253 | 19,638 |
| Long-term debt | | - | | | | | |
| Long-term liabilities of discontinued operations | | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | | |
| Minority interest in subsidiary | | - | | | | | |
| Stockholders' Equity: | | | | | | | |
| Preferred stock | | | | | | | |
| Common stock | | 5,000 | - | 1 | 254,216 | 100,000 | |
| Treasury stock | | | - | | | | |
| Unearned Compensation-Restricte | | | | | | | |
| Additional paid-in capital | - | 25,521,345 | - | 478,641 | (2,070,327) | (1,975,159) | (18,660,778) |
| Retained earnings (deficit) | - | 3,857,545 | - | 507,829 | 2,028,982 | 990,575 | 18,653,246 |
| Cumulative translation adj. | | | | | | | |
| | | | - | | | | |

5/8/02
7:35 PM

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total stockholders' equity | - | 29,383,890 | - | 986,472 | 212,870 | (884,585) | (7,533) |
| Total liabilities and stockholders' equity | - | 35,103,748 | - | 1,072,532 | 766,531 | 28,668 | 12,105 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor International Technology Europe, Ltd. (30) | Nondebtor IT-McGill Pollution Control Services, Ltd. (33) | 02-10131 IT International Holdings, Inc. (38) | 02-10129 IT E&C Operations, Inc. (40) | 02-10128 IT C&V Operations, Inc. (41) | 02-10134 IT Investment Holdings, Inc. (42) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | | | | | |
| Accounts receivable | | | 81,824 | | | |
| Allow for doubtful accts | | | | | | |
| Deferred income taxes | | | | | | |
| Other receivables | - | | | | | |
| Prepaid expenses and other current assets | | | | | | |
| Total current assets | - | - | 81,824 | - | - | - |
| Property, plant and equipment, at cost | | | | | | |
| Accumulated depreciation and amortization | | | | | | |
| Net property, plant and equipment | - | - | - | - | - | - |
| Cost in excess of net assets of acquired business | | | | - | - | 555,835 |
| Investments in affiliate | 1,999,517 | | | 1,592,056 | 1,622,526 | 130,076 |
| Restricted cash | | | - | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | | | | | | |
| Deferred taxes | | | | | | |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 1,999,517 | - | 81,824 | 1,592,056 | 1,622,526 | 685,911 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor International Technology Europe, Ltd. (30) | Nondebtor IT-McGill Pollution Control Services, Ltd. (33) | 02-10131 IT International Holdings, Inc. (38) | 02-10129 IT E&C Operations, Inc. (40) | 02-10128 IT C&V Operations, Inc. (41) | 02-10134 IT Investment Holdings, Inc. (42) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | - | 8,265 | - | - | - |
| Accrued wages and related liabilities-unsec | - | - | - | (2,851) | - | - |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | - | 16,834 | (45) | (45) | 161,074 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | - | - | - | - | - |
| Accrued wages and related liabilit | - | - | - | (1,487) | - | - |
| Other accrued liabilities-unsecured | - | - | 2,053 | (5) | (5) | 19,642 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | - | - | 27,152 | (4,389) | (50) | 180,715 |
| Long-term debt | | | | | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 76,900 | 966,259 | | 10 | | 100 |
| Treasury stock | | | | | | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 7,776,118 | | 2,040,029 | 2,337,270 | 2,646,927 | 938,426 |
| Retained earnings (deficit) | (5,853,501) | (966,259) | (1,985,357) | (740,835) | (1,024,351) | (433,331) |
| Cumulative translation adj. | | | | - | | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,999,517 | - | 54,672 | 1,596,445 | 1,622,576 | 505,196 |
| Total liabilities and stockholders' equity | 1,999,517 | - | 81,824 | 1,592,056 | 1,622,526 | 685,911 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10133 IT International Operations, Inc. (43) | 02-10135 IT Iron Mountain Operations, LLC (46) | 02-10127 IT Administrative Services, LLC (47) | 02-10171 Jellinek, Schwartz & Connolly, Inc. (50) | 02-10182 Sielken, Inc. (51) | 02-10172 JSC International, Inc. (53) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | 76,627 | 100 | 22,149 | - | 152,237 |
| Accounts receivable | | 2,354,680 | | 586,416 | 320 | 1,123,331 |
| Allow for doubtful accts | | | | (0) | | |
| Deferred income taxes | | | | | - | |
| Other receivables | | | | 850 | | |
| Prepaid expenses and other current assets | | | | 932 | | 25,000 |
| Total current assets | - | 2,431,307 | 100 | 610,347 | 320 | 1,300,568 |
| Property, plant and equipment, at cost | | | | 247,084 | - | 67,510 |
| Accumulated depreciation and amortization | | | | (201,089) | - | (4,347) |
| Net property, plant and equipment | - | - | - | 45,994 | - | 63,163 |
| Cost in excess of net assets of acquired business | | | | | | |
| Investments in affiliate | 2,553,443 | | | | | |
| Restricted cash | | | | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | | - | - | - | - | |
| Deferred taxes | | | | (354,760) | (17,399) | |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 2,553,443 | 2,431,307 | 100 | 301,582 | (17,079) | 1,363,731 |

5/8/02
7:35 PM

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10133 IT International Operations, Inc. (43) | 02-10135 IT Iron Mountain Operations, LLC (46) | 02-10127 IT Administrative Services, LLC (47) | 02-10171 Jellinek, Schwartz & Connolly, Inc. (50) | 02-10182 Sielken, Inc. (51) | 02-10172 JSC International, Inc. (53) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | 735,861 | - | 33,380 | 216 | - |
| Accrued wages and related liabilities-unsec | - | 70,980 | - | (57) | - | - |
| Billings in excess of revenues-unsecured | - | 29,597,799 | - | - | - | - |
| Other accrued liabilities-unsecured | (1,767) | (9,873) | (3,654) | (19,459) | (62,822) | 394,671 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 578,716 | - | 124,393 | - | - |
| Accrued wages and related liabilit | - | 37,031 | - | (30) | - | - |
| Other accrued liabilities-unsecured | (215) | (1,204) | (446) | (2,373) | (7,661) | 48,127 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | (1,982) | 31,009,310 | (4,100) | 135,853 | (70,266) | 442,798 |
| Long-term debt | | | | | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | - | | | | |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 3,000 | | | 4,989 | | |
| Treasury stock | | | | (425,820) | | - |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 2,552,425 | (28,407,351) | 4,249 | (1,396,077) | (1,173,787) | (947,792) |
| Retained earnings (deficit) | | (170,652) | (49) | 1,982,636 | 1,226,974 | 2,000,726 |
| Cumulative translation adj. | | | | | | (132,000) |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 2,555,425 | (28,578,003) | 4,200 | 165,728 | 53,188 | 920,933 |
| Total liabilities and stockholders' equity | 2,553,443 | 2,431,307 | 100 | 301,582 | (17,079) | 1,363,731 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10170<br>ITGtech (55) | 02-10121<br>E-Com<br>Solutions, Inc. (56) | 02-10125<br>Evergreen<br>Acquisition Sub I, Inc. (57) | 02-10184<br>W & H<br>Pacific, Inc. (58) | 02-10160<br>Enterprise, Environmental<br>& Earthworks, Inc. (59) | 02-10180<br>OHM Remediation<br>Services Corporation (75) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | (2,567) | | 47,557 | 26,793 | 127,483 |
| Accounts receivable | 1,642,029 | | | 1,299,909 | (33,033) | 5,620,579 |
| Allow for doubtful accts | | | | - | | |
| Deferred income taxes | | | | 314,533 | | 2,838,235 |
| Other receivables | 19,935 | | | 15,047 | | 58,311 |
| Prepaid expenses and other current assets | | - | | 212,961 | | 2,173,947 |
| Total current assets | 1,661,963 | (2,567) | - | 1,890,007 | (6,239) | 10,818,555 |
| Property, plant and equipment, at cost | - | 224,292 | | 757,452 | | 13,722,468 |
| Accumulated depreciation and amortization | | (47,501) | | (214,513) | | (7,227,230) |
| Net property, plant and equipment | - | 176,791 | - | 542,939 | - | 6,495,238 |
| Cost in excess of net assets of acquired business | | - | - | | | - |
| Investments in affiliate | | 243,719 | 10,103,205 | | | |
| Restricted cash | | | | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | - | | | 37,227 | | 199,788 |
| Deferred taxes | | 318,400 | | 1,246,505 | | 37,271,802 |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 1,661,963 | 736,342 | 10,103,205 | 3,716,678 | (6,239) | 54,785,382 |



5/8/02
7:35 PM

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10170<br>ITGtech (55) | 02-10121<br>E-Com<br>Solutions, Inc. (56) | 02-10125<br>Evergreen<br>Acquisition Sub I, Inc. (57) | 02-10184<br>W & H<br>Pacific, Inc. (58) | 02-10160<br>Enterprise, Environmental<br>& Earthworks, Inc. (59) | 02-10180<br>OHM Remediation<br>Services Corporation (75) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | 109,456 | - | - | 59,204 | - | 3,185,063 |
| Accrued wages and related liabilities-unsec | - | 4,820 | - | 360,630 | - | (21,309) |
| Billings in excess of revenues-unsecured | - | - | - | - | - | 32,300 |
| Other accrued liabilities-unsecured | (29,598) | 67,722 | - | 621,096 | 24,065 | 11,526,323 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | 59,443 | - | 1,139,365 |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | 160,459 | (2,356) | - | 524,720 | (4) | (618,121) |
| Accrued wages and related liabilit | - | 2,515 | - | 188,143 | - | (11,117) |
| Other accrued liabilities-unsecured | (3,609) | 8,258 | - | 75,737 | 2,935 | 1,405,535 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | 236,707 | 80,960 | - | 1,888,972 | 26,996 | 16,638,039 |
| Long-term debt | | | | - | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | 1,277,700 |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 100 | 1,000 | | 2,833,499 | 205,000 | 915,210 |
| Treasury stock | | | | | | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | (1,018,274) | 571,878 | 10,493,318 | (9,524,649) | 1,986,578 | (58,083,060) |
| Retained earnings (deficit) | 2,443,430 | 82,505 | (390,113) | 8,518,857 | (2,224,813) | 94,037,493 |
| Cumulative translation adj. | | | | - | - | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,425,256 | 655,383 | 10,103,205 | 1,827,707 | (33,235) | 36,869,643 |
| Total liabilities and stockholders' equity | 1,661,963 | 736,342 | 10,103,205 | 3,716,678 | (6,239) | 54,785,382 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor OHM Remediation Services of Canada, Ltd. (76) | 02-10179 OHM Corporation (78) | Separate Bankruptcy Beneco Enterprises, Inc. (79) | 02-10126 Groundwater Technology, Inc. (100) | 02-10161 Fluor Daniel Environmental Services, Inc. (101) |
|---|---|---|---|---|---|
| Current Assets: | | | | | |
| Cash | 144,317 | 31,024 | 4,592,083 | 98,089 | (24,604) |
| Accounts receivable | | | 35,050,642 | 28,675,863 | 82,115 |
| Allow for doubtful accts | | | (50,000) | (12,835) | |
| Deferred income taxes | | (486,000) | 1,391,000 | 1,694,698 | |
| Other receivables | | - | 40,114 | 198,053 | - |
| Prepaid expenses and other current assets | | - | 252,003 | 8,474 | |
| Total current assets | 144,317 | (454,976) | 41,275,841 | 30,662,342 | 57,511 |
| Property, plant and equipment, at cost | | | 1,062,553 | 939,467 | |
| Accumulated depreciation and amortization | | | (511,798) | (383,985) | |
| Net property, plant and equipment | - | - | 550,755 | 555,482 | - |
| Cost in excess of net assets of acquired business | | - | - | - | |
| Investments in affiliate | | 268,403,791 | | 133,542,958 | |
| Restricted cash | | | | | |
| Deferred Financing Costs | | - | | | |
| Other assets | | - | | (1,140,938) | |
| Deferred taxes | | 27,661,000 | | 14,076,296 | |
| Long-term assets of discontinued operations | | | | | |
| Total assets | 144,317 | 295,609,815 | 41,826,596 | 177,696,140 | 57,511 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor OHM Remediation Services of Canada, Ltd. (76) | 02-10179 OHM Corporation (78) | Separate Bankruptcy Beneco Enterprises, Inc. (79) | 02-10126 Groundwater Technology, Inc. (100) | 02-10161 Fluor Daniel Environmental Services, Inc. (101) |
|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | |
| Accounts payable-unsecured | - | - | 14,577,936 | 12,969,968 | 288,084 |
| Accrued wages and related liabilities-unsec | - | (0) | 719,290 | 2,042,793 | (500,380) |
| Billings in excess of revenues-unsecured | - | - | - | 4,306,974 | - |
| Other accrued liabilities-unsecured | (0) | 1,414,418 | (51,064) | (11,167,132) | 14,336,894 |
| Long-term debt due within 1 year-unsecure | - | 31,622,000 | - | - | - |
| Long-term debt due within 1 year-secured | - | 75,146,357 | - | - | - |
| Current Liabilities (Postpetition): | | | | | |
| Accounts payable-unsecured | - | - | 8,928,650 | 1,221,012 | 235,664 |
| Accrued wages and related liabilit | - | (0) | 375,259 | 1,065,739 | (261,052) |
| Other accrued liabilities-unsecured | (0) | 172,476 | (6,227) | (1,361,735) | 1,748,260 |
| DIP Financing | | | 18,949,666 | | |
| Long-term debt due within 1 year- | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | 861,937 | - | - |
| Net current liabilities of discontinued operations | | | | | |
| Total current liabilities | (0) | 108,355,251 | 44,355,447 | 9,077,620 | 15,847,470 |
| Long-term debt | | - | | | |
| Long-term liabilities of discontinued operations | | | | | |
| Other l-t accrued liabilities-prepetit | | - | | 682,915 | |
| Minority interest in subsidiary | | | | | |
| Stockholders' Equity: | | | | | |
| Preferred stock | | | | | |
| Common stock | 74 | 2,843,190 | | 67,698 | 2,000 |
| Treasury stock | | (29,408,157) | | | |
| Unearned Compensation-Restricte | | | | | |
| Additional paid-in capital | (263,733) | 303,942,709 | (12,150,430) | 166,670,981 | (24,682,876) |
| Retained earnings (deficit) | 470,104 | (90,123,178) | 9,621,579 | 296,966 | 8,890,917 |
| Cumulative translation adj. | (62,128) | | | 899,960 | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | |
|---|---|---|---|---|---|
| Total stockholders' equity | 144,317 | 187,254,564 | (2,528,851) | 167,935,605 | (15,789,959) |
| Total liabilities and stockholders' equity | 144,317 | 295,609,815 | 41,826,596 | 177,696,140 | 57,511 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | 02-10132 IT International Investments, Inc. (104) | Nondebtor The IT Group Infrastructure & Environmenteal Italia (106) | Nondebtor IT Infrastructure & Environmental-GmbH (107) | Nondebtor The IT Group Infrastructure & Environmenteal UK (108) | Nondebtor IT CZ Svcs (109) | Nondebtor IT Environmental Pty, Ltd. (114) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | 675,069 | (10,452) | 205,514 | 7,781 | (755,876) |
| Accounts receivable | - | 1,862,052 | 16,462 | 380,891 | - | 4,316,292 |
| Allow for doubtful accts | | - | | - | - | (38,947) |
| Deferred income taxes | | - | | - | - | - |
| Other receivables | | 13,398 | 138 | 2,880 | 1,786 | 3,894,481 |
| Prepaid expenses and other current assets | | 127,262 | | 17,642 | 549 | 29,998 |
| Total current assets | - | 2,677,781 | 6,148 | 606,927 | 10,116 | 7,445,946 |
| Property, plant and equipment, at cost | | 713,866 | 12,225 | 557,255 | - | 2,157,913 |
| Accumulated depreciation and amortization | | (563,883) | | (474,061) | - | (1,677,053) |
| Net property, plant and equipment | | 149,983 | 12,225 | 83,194 | - | 480,861 |
| Cost in excess of net assets of acquired business | - | - | | - | - | - |
| Investments in affiliate | 6,616,127 | - | | - | (6,000) | (424,856) |
| Restricted cash | - | - | | - | - | - |
| Deferred Financing Costs | - | - | | - | - | - |
| Other assets | - | 1,297 | 1,273 | 36,037 | - | 184,165 |
| Deferred taxes | - | - | | - | - | - |
| Long-term assets of discontinued operations | | - | | - | - | - |
| Total assets | 6,616,127 | 2,829,061 | 19,646 | 726,159 | 4,116 | 7,686,116 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
*Consolidating* Balance Sheet by Company
March 1, 2002

| | 02-10132 IT International Investments, Inc. (104) | Nondebtor The IT Group Infrastructure & Environmenteal Italia (106) | Nondebtor IT Infrastructure & Environmental-GmbH (107) | Nondebtor The IT Group Infrastructure & Environmenteal UK (108) | Nondebtor IT CZ Svcs (109) | Nondebtor IT Environmental Pty, Ltd. (114) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | 630 | - | - | - | - |
| Accrued wages and related liabilities-unsec | - | 84,807 | - | (4,432) | 158 | 312,370 |
| Billings in excess of revenues-unsecured | - | 563,635 | - | - | - | - |
| Other accrued liabilities-unsecured | (17,721) | 63,772 | (3,887) | 86,773 | 116 | 2,430,051 |
| Long-term debt due within 1 year-unsecure | - | 131,656 | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 922,384 | 12,987 | 135,989 | 1,085 | 700,577 |
| Accrued wages and related liabilit | - | 44,244 | - | (2,312) | 82 | 162,966 |
| Other accrued liabilities-unsecured | (2,161) | 7,776 | (474) | 10,581 | 14 | 296,324 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | | - | - | - |
| Total current liabilities | (19,882) | 1,818,904 | 8,626 | 226,599 | 1,456 | 3,902,288 |
| Long-term debt | - | - | | - | - | - |
| Long-term liabilities of discontinued operations | - | - | | - | - | - |
| Other l-t accrued liabilities-prepetit | - | - | | - | - | - |
| Minority interest in subsidiary | - | - | | - | - | 72,281 |
| Stockholders' Equity: | | | | | | |
| Preferred stock | - | - | | - | - | - |
| Common stock | 3 | 82,623 | | 2,379,483 | - | 2,859,136 |
| Treasury stock | - | - | | - | - | - |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 5,285,442 | 1,983,923 | 68,459 | (332,566) | 34,269 | 4,235,090 |
| Retained earnings (deficit) | 1,704,662 | (1,463) | (57,439) | (1,262,411) | (29,977) | (2,218,532) |
| Cumulative translation adj. | (354,099) | (1,054,926) | | (284,946) | (1,632) | (1,164,146) |

5/8/02
7:35 PM

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 6,636,008 | 1,010,157 | 11,020 | 499,560 | 2,660 | 3,711,547 |
| Total liabilities and stockholders' equity | 6,616,127 | 2,829,061 | 19,646 | 726,159 | 4,116 | 7,686,116 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor IT Peru Services, Inc. (117) | Nondebtor IT South America, Inc. (123) | Nondebtor IT Korea Services, Inc. (127) | Nondebtor IT Holdings Canada (129) | Nondebtor Roche Ltee Groupe Conseil (130) | Nondebtor IT Russia Services Inc. (133) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | 601 | - | - | 382 | - | 249,835 |
| Accounts receivable | - | 100,303 | - | - | 22,114,000 | 152,770 |
| Allow for doubtful accts | - | - | - | - | - | |
| Deferred income taxes | - | - | - | - | 48,000 | |
| Other receivables | - | - | - | - | 75,000 | |
| Prepaid expenses and other current assets | - | - | - | - | 712,000 | 46,334 |
| Total current assets | 601 | 100,303 | - | 382 | 22,949,000 | 448,938 |
| Property, plant and equipment, at cost | - | - | - | - | 1,691,000 | 20,702 |
| Accumulated depreciation and amortization | - | - | - | - | - | (5,542) |
| Net property, plant and equipment | - | - | - | - | 1,691,000 | 15,161 |
| Cost in excess of net assets of acquired business | - | - | - | - | - | |
| Investments in affiliate | - | - | - | 5,035,660 | 2,652,000 | |
| Restricted cash | - | - | - | - | - | |
| Deferred Financing Costs | - | - | - | - | - | |
| Other assets | - | - | - | - | - | 8,400 |
| Deferred taxes | - | - | - | 41 | 517,000 | |
| Long-term assets of discontinued operations | - | - | - | - | - | - |
| Total assets | 601 | 100,303 | - | 5,036,083 | 27,809,000 | 472,499 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor IT Peru Services, Inc. (117) | Nondebtor IT South America, Inc. (123) | Nondebtor IT Korea Services, Inc. (127) | Nondebtor IT Holdings Canada (129) | Nondebtor Roche Ltee Groupe Conseil (130) | Nondebtor IT Russia Services Inc. (133) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | 1,947 | - | - | - | - |
| Accrued wages and related liabilities-unsec | - | - | 982 | - | 1,544,319 | 22,098 |
| Billings in excess of revenues-unsecured | - | - | - | - | 1,249,000 | - |
| Other accrued liabilities-unsecured | (45) | 6,735 | (212) | - | 1,875,093 | 38,440 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | 6,598,000 | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 103 | - | - | 6,744,000 | 751 |
| Accrued wages and related liabilit | - | - | 512 | - | 805,681 | 11,529 |
| Other accrued liabilities-unsecured | (5) | 821 | (26) | - | 228,651 | 4,687 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - |
| Total current liabilities | (50) | 9,606 | 1,256 | - | 19,044,745 | 77,506 |
| Long-term debt | - | - | - | - | - | |
| Long-term liabilities of discontinued operations | - | - | - | - | - | |
| Other l-t accrued liabilities-prepetit | - | - | - | - | - | |
| Minority interest in subsidiary | - | - | - | - | 257,000 | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | - | - | - | - | - | |
| Common stock | - | - | - | 1 | 853,000 | |
| Treasury stock | - | - | - | - | - | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 67,340 | 61,464 | (63,084) | 4,522,993 | 9,496,067 | 359,955 |
| Retained earnings (deficit) | (66,689) | 29,233 | 61,828 | 513,089 | (831,811) | 35,038 |
| Cumulative translation adj. | - | - | - | - | (1,010,000) | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 651 | 90,697 | (1,256) | 5,036,083 | 8,507,255 | 394,993 |
| Total liabilities and stockholders' equity | 601 | 100,303 | 0 | 5,036,083 | 27,809,000 | 472,499 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor OWT Hong Kong | 02-10130 IT Environmental and Facilities, Inc. (150) | 02-10158 EMCON (160) | 02-10163 IT Alaska, Inc. (161) | 02-10176 Monterey Landfill Gas Company (162) | 02-10120 Advanced Analytical Solutions, Inc. (163) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | (11,670) | - | 42,623 | - | - | 5,066 |
| Accounts receivable | | (1,736,148) | 1,756,972 | 82,250 | 441 | 232,570 |
| Allow for doubtful accts | | - | (59,000) | - | - | - |
| Deferred income taxes | | - | 5,392,753 | - | - | - |
| Other receivables | 56,866 | - | 480,380 | - | - | - |
| Prepaid expenses and other current assets | 5,195 | - | 56,335 | - | - | - |
| Total current assets | 50,391 | (1,736,148) | 7,670,063 | 82,250 | 441 | 237,637 |
| Property, plant and equipment, at cost | | (26,584) | (448,633) | - | - | 24,322 |
| Accumulated depreciation and amortization | | - | (214,971) | - | - | (11,739) |
| Net property, plant and equipment | - | (26,584) | (663,604) | - | - | 12,583 |
| Cost in excess of net assets of acquired business | | - | - | - | - | - |
| Investments in affiliate | 224,333 | 102,000 | 62,372,322 | - | - | - |
| Restricted cash | | - | - | - | - | - |
| Deferred Financing Costs | | - | - | - | - | - |
| Other assets | | (315,000) | 795,429 | - | - | - |
| Deferred taxes | | 7,155,000 | 13,251,731 | - | - | - |
| Long-term assets of discontinued operations | - | - | - | - | - | - |
| Total assets | 274,724 | 5,179,267 | 83,425,941 | 82,250 | 441 | 250,219 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor OWT Hong Kong | 02-10130 IT Environmental and Facilities, Inc. (150) | 02-10158 - EMCON (160) | 02-10163 IT Alaska, Inc. (161) | 02-10176 Monterey Landfill Gas Company (162) | 02-10120 Advanced Analytical Solutions, Inc. (163) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | - | 1,068,483 | 251,003 | - | 5,156 |
| Accrued wages and related liabilities-unsec | - | 576,445 | 2,326,519 | - | - | (183) |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | (3,993,377) | 271,498 | (22) | 117 | (4,561) |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | 36,018 | 99,756 | 805,195 | 335,749 | 21,055 | (1,009) |
| Accrued wages and related liabilit | - | 300,735 | 1,213,760 | - | - | (95) |
| Other accrued liabilities-unsecured | - | (486,958) | 33,107 | (3) | 14 | (556) |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - |
| Total current liabilities | 36,018 | (3,503,398) | 5,718,563 | 586,727 | 21,186 | (1,248) |
| Long-term debt | | - | | - | - | - |
| Long-term liabilities of discontinued operations | | - | - | - | - | - |
| Other l-t accrued liabilities-prepetit | | 283,493 | 629,533 | - | - | - |
| Minority interest in subsidiary | | - | - | - | - | - |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | - | - | - | - | - |
| Common stock | 129,091 | - | 44,646,993 | - | - | 168,300 |
| Treasury stock | | - | (2,905,455) | - | - | (600,915) |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 442,861 | 6,986,742 | 33,456,110 | (563,089) | (28,620) | 825,152 |
| Retained earnings (deficit) | (333,246) | 1,412,431 | 1,880,196 | 58,612 | 7,875 | (141,070) |
| Cumulative translation adj. | | - | - | - | - | - |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 238,706 | 8,399,173 | 77,077,845 | (504,478) | (20,745) | 251,467 |
| Total liabilities and stockholders' equity | 274,724 | 5,179,267 | 83,425,941 | 82,250 | 441 | 250,219 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor Wehran Construction (164) | 02-10148 Organic Waste Technologies, Inc. (165) | 02-10156 American Landfill Supply, Inc. (166) | 02-10174 Keystone Recovery, Inc. (167) | 02-10175 LFG Specialties, Inc. (168) | 02-10177 National Earth Products, Inc. (169) | 02-10159 EMCON Industrial Services, Inc. (170) |
|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | |
| Cash | - | - | - | 17,394 | | - | 2,528 |
| Accounts receivable | - | 1,335,914 | 809,797 | 272,880 | 148,203 | 1,022,456 | 11,653 |
| Allow for doubtful accts | - | - | (9,728) | - | (23,450) | (46,200) | - |
| Deferred income taxes | - | - | - | - | - | - | - |
| Other receivables | - | 103,385 | 2,000 | 5,500 | 2,000 | 5,000 | - |
| Prepaid expenses and other current assets | - | 83,292 | 56,255 | - | 470,033 | 1,883 | - |
| Total current assets | - | 1,522,591 | 858,323 | 295,774 | 596,786 | 983,139 | 14,181 |
| Property, plant and equipment, at cost | - | 35,907 | 161,602 | 3,657,438 | - | - | - |
| Accumulated depreciation and amortization | - | (16,379) | (76,947) | (137,008) | - | - | - |
| Net property, plant and equipment | - | 19,528 | 84,655 | 3,520,431 | - | - | - |
| Cost in excess of net assets of acquired business | - | - | - | - | - | - | - |
| Investments in affiliate | - | 576,721 | - | - | - | (72,250) | - |
| Restricted cash | - | - | - | - | - | - | - |
| Deferred Financing Costs | - | - | - | - | - | - | - |
| Other assets | - | 640,015 | - | 78,334 | - | 7,333 | - |
| Deferred taxes | - | - | - | - | - | - | - |
| Long-term assets of discontinued operations | - | - | - | - | - | - | - |
| Total assets | - | 2,758,855 | 942,978 | 3,894,538 | 596,786 | 918,223 | 14,181 |

5/8/02
7:35 PM

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor Wehran Construction (164) | 02-10148 Organic Waste Technologies, Inc. (165) | 02-10156 American Landfill Supply, Inc. (166) | 02-10174 Keystone Recovery, Inc. (167) | 02-10175 LFG Specialties, Inc. (168) | 02-10177 National Earth Products, Inc. (169) | 02-10159 EMCON Industrial Services, Inc. (170) |
|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | |
| Accounts payable-unsecured | - | 532,963 | 143,909 | 169,418 | 5 | 843,573 | 2,525 |
| Accrued wages and related liabilities-unsec | - | 57,377 | 7,397 | 2,158 | - | 6,572 | 543 |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | (1,286) | (185,498) | (43,008) | (417,288) | (47,949) | (95,648) | 32,343 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | | |
| Accounts payable-unsecured | 50 | (213,739) | 238,191 | 127,674 | 56,895 | 537,021 | 4,111 |
| Accrued wages and related liabilit | - | 29,934 | 3,859 | 1,126 | - | 3,428 | 284 |
| Other accrued liabilities-unsecured | (157) | (22,620) | (5,244) | (50,885) | (5,847) | (11,664) | 3,944 |
| DIP Financing | | | | | | | |
| Long-term debt due within 1 year- | - | - | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - | - |
| Total current liabilities | (1,393) | 198,417 | 345,104 | (167,797) | 3,105 | 1,283,283 | 43,750 |
| Long-term debt | - | - | - | - | - | - | - |
| Long-term liabilities of discontinued operations | - | - | - | - | - | - | - |
| Other l-t accrued liabilities-prepetit | - | - | - | - | - | - | - |
| Minority interest in subsidiary | - | - | - | - | - | - | - |
| Stockholders' Equity: | | | | | | | |
| Preferred stock | - | - | - | - | - | - | - |
| Common stock | 400 | 307,987 | 27,778 | 20,000 | 2,000 | 50,100 | 100,000 |
| Treasury stock | - | - | - | - | - | - | - |
| Unearned Compensation-Restricte | | | | | | | |
| Additional paid-in capital | 993 | 597,881 | (940,080) | 610,723 | (412,648) | 5,968,824 | (277,306) |
| Retained earnings (deficit) | | 1,654,569 | 1,510,176 | 3,431,612 | 1,004,329 | (6,383,983) | 147,737 |
| Cumulative translation adj. | - | - | - | - | - | - | - |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,393 | 2,560,438 | 597,874 | 4,062,336 | 593,681 | (365,060) | (29,569) |
| Total liabilities and stockholders' equity | 0 | 2,758,855 | 942,978 | 3,894,538 | 596,786 | 918,223 | 14,181 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor So Glen Gas Co. LLC (171) | Nondebtor Bellefontaine Leachate Services LLC (172) | Nondebtor ET Environmental LLC (174) | Consol. Elimination Entries | 02-10118 Consolidated The IT Group, Inc. |
|---|---|---|---|---|---|
| Current Assets: | | | | | |
| Cash | 693 | 32,742 | | - | 49,763,029 |
| Accounts receivable | 127,310 | 79,083 | - | | 413,150,618 |
| Allow for doubtful accts | | | | - | (18,841,128) |
| Deferred income taxes | | | | | (0) |
| Other receivables | | - | | - | 6,488,701 |
| Prepaid expenses and other current assets | | | | - | 39,767,899 |
| Total current assets | 128,003 | 111,826 | - | - | 490,329,120 |
| Property, plant and equipment, at cost | 2,591,215 | 759,133 | | (1,706,652) | 122,323,757 |
| Accumulated depreciation and amortization | (43,950) | (199,882) | | 1,706,652 | (61,482,665) |
| Net property, plant and equipment | 2,547,265 | 559,251 | - | - | 60,841,091 |
| Cost in excess of net assets of acquired business | | | | - | 555,835 |
| Investments in affiliate | | | 799,837 | (579,773,011) | 10,143,416 |
| Restricted cash | | | | | - |
| Deferred Financing Costs | | | | - | - |
| Other assets | | | | - | 6,269,374 |
| Deferred taxes | | | | - | (0) |
| Long-term assets of discontinued operations | | | | - | 37,004,151 |
| Total assets | 2,675,267 | 671,077 | 799,837 | (579,773,011) | 605,142,986 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | Nondebtor So Glen Gas Co. LLC (171) | Nondebtor Bellefontaine Leachate Services LLC (172) | Nondebtor ET Environmental LLC (174) | Consol. Elimination Entries | 02-10118 Consolidated The IT Group, Inc. |
|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | |
| Accounts payable-unsecured | 2,191 | - | - | - | 145,477,210 |
| Accrued wages and related liabilities-unsec | - | - | - | (2,273) | 21,889,009 |
| Billings in excess of revenues-unsecured | - | - | - | - | 38,165,956 |
| Other accrued liabilities-unsecured | (574,599) | (223) | (246) | 51,467 | 50,769,441 |
| Long-term debt due within 1 year-unsecure | - | - | - | (199) | 256,753,457 |
| Long-term debt due within 1 year-secured | - | - | - | - | 497,497,634 |
| Current Liabilities (Postpetition): | | | | | |
| Accounts payable-unsecured | 69,068 | 13,359 | 726 | 150 | 96,583,798 |
| Accrued wages and related liabilit | - | - | - | (1,186) | 11,421,603 |
| Other accrued liabilities-unsecured | (70,067) | (27) | (30) | 6,276 | 6,255,841 |
| DIP Financing | | | | | 62,949,666 |
| Long-term debt due within 1 year- | - | - | - | - | - |
| Long-term debt due within 1 year- | - | - | - | - | 861,937 |
| Net current liabilities of discontinued operations | | | | - | 1,681,593 |
| Total current liabilities | (573,407) | 13,109 | 450 | 54,235 | 1,127,357,478 |
| | | | | | |
| Long-term debt | | | | | |
| Long-term liabilities of discontinued operations | | | | | - |
| Other l-t accrued liabilities-prepetit | | | | - | 6,526,377 |
| Minority interest in subsidiary | | | | 459,078 | 788,359 |
| | | | | | |
| Stockholders' Equity: | | | | | |
| Preferred stock | | | | | 6,665,152 |
| Common stock | | | | (59,943,594) | 230,914 |
| Treasury stock | | | | 33,340,346 | (4,866,900) |
| Unearned Compensation-Restricte | | | | - | (590,314) |
| Additional paid-in capital | 3,221,412 | 816,643 | (3,030,193) | (552,748,177) | 348,021,757 |
| Retained earnings (deficit) | 27,263 | (158,675) | 3,829,580 | (1,779,769) | (934,331,111) |
| Cumulative translation adj. | | | | 844,870 | (7,608,392) |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 1, 2002

| | | | | | |
|---|---|---|---|---|---|
| Total stockholders' equity | 3,248,675 | 657,967 | 799,387 | (580,286,324) | (592,478,894) |
| Total liabilities and | | | | | - |
| stockholders' equity | 2,675,267 | 671,077 | 799,837 | (579,773,011) | 605,142,986 |

LandBank, Inc.
Consolidating Balance Sheet
March 1, 2002

| | Consolidated LandBank, Inc (02-10143) | Consolidating | Unconsolidated LandBank, Inc (02-10143) | LandBank Environmental Properties, LLC (02-10141) | LandBank Remediation Corporation (02-10142) | Kato Road, LLC (02-10173) | Submerged Lands, LLC (02-10183) | Marconi Wartburg, LLC (02-10145) | Whippany Venture I, LLC (02-10154) | KIP I, LLC (02-10137) | Otay Mesa Ventures I, LLC (02-10149) | H L Newhall, LLC Nondebtors | Raritan Venture I, LLC (02-10151) | Jernee Mill Road, LLC (02-10136) | U S Wetland Services, LLC (02-10153) | Millstone River Wetlands Services, Inc (02-10146) | Woodbury Creek, Inc (02-10187) | Skeba Joint Venture (02-10148) | Chimento Wetlands, LLC Nondebtors | Northeast Restoration Company, LLC (02-10147) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | | | | | | | | | | | | | | |
| Cash - Checking Operating | 469,100 | 0 | 275,701 | 69 | 375 | 256 | 0 | 47 | 225 | 161,170 | 261 | 24,289 | 1,526 | 0 | 950 | 238 | 267 | 0 | 0 | 1,523 |
| Cash - Operating #3 | 5,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,000 | 0 | 0 | 0 | 0 | 0 |
| Cash - Savings | 305,057 | 0 | 2 | 0 | 0 | 305,055 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accounts Receivable - Trade | 99,321 | 0 | 94,399 | 0 | 0 | 0 | 0 | 0 | 0 | 4,922 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Notes Receivable | 9,324 | 0 | (236) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| A/R - Employees | 98 | 0 | 65 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 33 | 0 | 0 | 0 | 0 | 0 |
| Work in Progress - Short Term | 32,620,759 | 0 | 2,663,769 | 0 | 0 | 15,568 | 0 | 0 | 3,246,465 | 5,204,022 | 6,059,242 | 595,349 | 5,272,840 | (149,484) | 330,368 | 3,726,670 | 3,582,917 | 1,524,707 | 2,664 | 595 |
| Prepaid Insurance | 21,625 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 21,525 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Prepaid Expenses | (4,159) | 0 | (4,159) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| *Total Current Assets* | 33,528,025 | 0 | 3,049,561 | 69 | 375 | 320,881 | 0 | 47 | 3,246,690 | 5,391,639 | 6,059,503 | 619,638 | 5,274,366 | (149,484) | 336,351 | 3,726,908 | 3,583,184 | 1,524,707 | 2,664 | 2,118 |
| Long Term Assets | | | | | | | | | | | | | | | | | | | | |
| Computer Equipment | 106,408 | 0 | 90,211 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 16,197 | 0 | 0 | 0 | 0 | 0 |
| Field Equipment | 32,380 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 32,380 | 0 | 0 | 0 | 0 | 0 |
| Office Equipment | 130,804 | 0 | 94,032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 36,772 | 0 | 0 | 0 | 0 | 0 |
| Accumulated Depreciation | (181,828) | 0 | (108,102) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (73,726) | 0 | 0 | 0 | 0 | 0 |
| Organization costs | 10,518 | 0 | 10,518 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accumulated Amortization | (10,518) | 0 | (10,518) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Leasehold Improvements | 5,201 | 0 | 5,201 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Acc Amort L/H Improvement | (1,803) | 0 | (1,803) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Deposits | 6,265 | 0 | 6,265 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Interco A/R - consolidated | 0 | (16,785,049) | 16,915,084 | 0 | 0 | 970,680 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (669,316) | 1,994,318 | (1,236,573) | (403,154) | 334,722 | (1,400,713) |
| Interco A/R - Hercules, LLC | (54,072) | 0 | (54,072) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Interco A/R - Metuchen I LLC | 650,926 | 0 | 650,926 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Interco A/R - Upper Lake Merrill, LLC | (28,043) | 0 | (28,043) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Interco A/R - NE Plaza Venture I, LLC | 491,491 | 156,406 | 337,085 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (2,000) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Interco A/R- Ontario Venture I, LLC | (94,294) | 0 | (94,294) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| A/R & Equity in Investee Earnings | 314,088 | 1,963,927 | (1,649,839) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Costs in Excess of Net Assets | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accumulated Amortization | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Total long-term assets | 1,577,723 | (14,664,716) | 16,362,651 | 0 | 0 | 970,680 | 0 | 0 | 0 | 0 | 0 | 0 | (2,000) | 0 | (677,692) | 1,994,318 | (1,236,573) | (403,154) | 334,722 | (1,400,713) |
| Total assets | 35,103,748 | (14,664,716) | 19,412,412 | 69 | 375 | 1,291,561 | 0 | 47 | 3,246,690 | 5,391,639 | 6,059,503 | 619,638 | 5,272,366 | (149,484) | (341,341) | 5,721,224 | 2,346,611 | 1,121,553 | 337,386 | (1,398,595) |
| LIABILITIES NOT SUBJECT TO COMPROMISE (POST-PETITION) | | | | | | | | | | | | | | | | | | | | |
| *Accounts Payable-Trade* | 36,554 | | | | | | | | 6,466 | 6,473 | 7,012 | 150 | 2,273 | | 8,738 | 219 | 219 | | | |
| Accounts Payable-Manual Accrual | 3,440 | | | | | | | | | 3,440 | | | | | | | | | | |
| Accrued Interest Payable | 14,250 | | | | | | | | 14,250 | | | | | | | | | | | |
| Accrued Property Taxes Payable | 12,626 | | | | | | | | | 12,626 | | | | | | | | | | |
| Other Accrued Liabilities | 63,320 | | 63,320 | | | | | | | | | | | | | | | | | |
| | 130,190 | 0 | 63,320 | 0 | 0 | 0 | 0 | 0 | 20,716 | 24,539 | 7,012 | 150 | 2,273 | 0 | 8,738 | 219 | 219 | 0 | 0 | 0 |
| LIABILITIES SUBJECT TO COMPROMISE (PRE-PETITION) | | | | | | | | | | | | | | | | | | | | |
| Accounts Payable-Trade | 749,805 | (22,202,291) | 19,623,374 | 8,839 | 0 | 55,472 | 0 | 122 | 298,293 | 781,531 | 508,815 | 4,406 | 2,462,140 | 2,403 | (2,968,740) | 1,664,051 | 288,139 | 0 | 20,676 | 1,671 |
| Accounts Payable-Manual Accrual | 729,063 | 0 | 568,623 | 0 | 0 | 0 | 0 | 0 | 0 | 3,440 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 157,000 | 0 |
| P/R tax payable - SUTA | (5,603) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (5,603) | 0 | 0 | 0 | 0 | 0 |
| P/R tax payable - 401K | 1,847 | 0 | 1,847 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accrued Interest Payable | 325,772 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 325,772 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accrued Property Taxes Payable | 37,210 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 37,210 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Security Deposits | 25,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Retainage Payable | 252,632 | (317,105) | 93,883 | 0 | 0 | 0 | 0 | 0 | 103,228 | 149,405 | 2,563 | 0 | 27,547 | 0 | 0 | 193,131 | 0 | 0 | 0 | 0 |
| *Deferred Revenue* | 80,000 | 0 | 62,000 | 0 | 0 | 18,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Notes Payable | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Notes Payable - Third Party | 3,902,397 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,999,724 | 1,692,291 | 0 | 0 | 0 | 0 | 10,382 | 0 | 0 | 0 | 0 | 0 |
| Capital Lease | 5,134 | 0 | 5,134 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Intercompany Payable - LB | (513,588) | (15,390,831) | (513,588) | 3,155 | 566 | 0 | 10,512 | (430,421) | 498,955 | 2,208,586 | 5,541,113 | 615,082 | 2,780,406 | (151,867) | 2,746,835 | 1,156,970 | 223,841 | 1,121,553 | 266,928 | (1,400,166) |
| Intercompany Payable - IT | 0 | 0 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 5,589,669 | (37,910,227) | 19,841,253 | 11,994 | 566 | 73,472 | 10,512 | (430,299) | 3,225,972 | 5,077,463 | 6,052,491 | 619,488 | 6,270,095 | (149,464) | (215,126) | 3,214,152 | 511,980 | 1,121,553 | 444,603 | (1,398,595) |
| Total liabilities | 5,719,859 | (37,910,227) | 19,904,573 | 11,994 | 566 | 73,472 | 10,512 | (430,299) | 3,246,690 | 5,102,002 | 6,059,503 | 619,638 | 5,272,368 | (149,464) | (206,388) | 3,214,371 | 512,199 | 1,121,553 | 464,603 | (1,398,595) |
| Equity | | | | | | | | | | | | | | | | | | | | |
| Common Stock | 5,000 | (300,375) | 5,000 | 0 | 375 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 300,000 | 0 | 0 | 0 | 0 | 0 |
| Additional Paid-In Capital | 25,521,345 | 22,519,397 | 3,001,948 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Accumulated Earning (deficit) | 3,857,544 | 1,026,489 | (3,499,109) | (11,925) | (566) | 1,218,089 | (10,512) | 430,346 | 0 | 289,637 | 0 | 0 | 0 | 0 | (434,953) | 2,506,853 | 1,834,412 | 0 | (127,217) | 0 |
| Total Equity | 29,383,889 | 23,245,511 | (492,161) | (11,925) | (191) | 1,218,089 | (10,512) | 430,346 | 0 | 289,637 | 0 | 0 | 0 | 0 | (134,953) | 2,506,853 | 1,834,412 | 0 | (127,217) | 0 |
| Total liabilities and equity | 35,103,748 | (14,664,716) | 19,412,412 | 69 | 375 | 1,291,561 | 0 | 47 | 3,246,690 | 5,391,639 | 6,059,503 | 619,638 | 5,272,368 | (149,464) | (341,341) | 5,721,224 | 2,346,611 | 1,121,563 | 337,386 | (1,398,695) |
| Doublecheck | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

Date Printed 5/8/02
Time Printed 7:35 PM

File Bankruptcyfilingfor030102.xls
Tab 022802 landbank Consolid BS

LandBank, Inc.
Consolidating Balance Sheet
March 1, 2002

| | Empire State I, LLC (02-10122) | Empire State II, LLC (02-10123) | The Dorchester Group, LLC (02-10152) | 37-02 College Point Boulevard, LLC (02-10119) |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash - Checking Operating | 134 | 322 | 488 | 1,277 |
| Cash - Operating #3 | 0 | 0 | 0 | 0 |
| Cash - Savings | 0 | 0 | 0 | 0 |
| Accounts Receivable - Trade | 0 | 0 | 0 | 0 |
| Notes Receivable | 0 | 9,560 | 0 | 0 |
| A/R - Employees | 0 | 0 | 0 | 0 |
| Work in Progress - Short Term | 1,167,397 | 470,111 | 186,488 | (1,298,949) |
| Prepaid Insurance | 0 | 0 | 0 | 0 |
| Prepaid Expenses | 0 | 0 | 0 | 0 |
| Total Current Assets | 1,167,531 | 479,993 | 186,938 | (1,297,672) |
| **Long Term Assets** | | | | |
| Computer Equipment | 0 | 0 | 0 | 0 |
| Field Equipment | 0 | 0 | 0 | 0 |
| Office Equipment | 0 | 0 | 0 | 0 |
| Accumulated Depreciation | 0 | 0 | 0 | 0 |
| Organization costs | 0 | 0 | 0 | 0 |
| Accumulated Amortization | 0 | 0 | 0 | 0 |
| Leasehold Improvements | 0 | 0 | 0 | 0 |
| Acc. Amort. L/H Improvement | 0 | 0 | 0 | 0 |
| Deposits | 0 | 0 | 0 | 0 |
| Interco A/R - consolidated | (184,350) | (210,150) | (385,400) | 1,079,900 |
| Interco A/R - Hercules, LLC | 0 | 0 | 0 | 0 |
| Interco A/R - Metuchen I LLC | 0 | 0 | 0 | 0 |
| Interco A/R - Upper Lake Merritt, LLC | 0 | 0 | 0 | 0 |
| Interco A/R - NE Plaza Venture I, LLC | 0 | 0 | 0 | 0 |
| Interco A/R - Ontario Venture I, LLC | 0 | 0 | 0 | 0 |
| A/R & Equity in Investee Earnings | 0 | 0 | 0 | 0 |
| Costs in Excess of Net Assets | 0 | 0 | 0 | 0 |
| Accumulated Amortization | 0 | 0 | 0 | 0 |
| Total long-term assets | (184,350) | (210,150) | (385,400) | 1,079,900 |
| Total assets | 983,181 | 269,843 | (198,464) | (217,772) |
| **LIABILITIES NOT SUBJECT TO COMPRO** | | | | |
| Accounts Payable-Trade | 884 | 2,118 | | |
| Accounts Payable-Manual Accrual | | | | |
| Accrued Interest Payable | | | | |
| Accrued Property Taxes Payable | | | | |
| Other Accrued Liabilities | | | | |
| | 884 | 2,118 | 0 | 0 |
| **LIABILITIES SUBJECT TO COMPROMISE** | | | | |
| Accounts Payable-Trade | 14,470 | 4,132 | 1,541 | 862 |
| Accounts Payable-Manual Accrual | 0 | 0 | 0 | 0 |
| P/R tax payable - SUTA | 0 | 0 | 0 | 0 |
| P/R tax payable - 401K | 0 | 0 | 0 | 0 |
| Accrued Interest Payable | 0 | 0 | 0 | 0 |
| Accrued Property Taxes Payable | 0 | 0 | 0 | 0 |
| Security Deposits | 0 | 0 | 0 | 0 |
| Retainage Payable | 0 | 0 | 0 | 0 |
| Deferred Revenue | 0 | 0 | 0 | 0 |
| Notes Payable | 0 | 0 | 0 | 0 |
| Notes Payable - Third Party | 0 | 0 | 0 | 0 |
| Capital Lease | 0 | 0 | 0 | 0 |
| Intercompany Payable - LB | 967,827 | 283,593 | (200,005) | (854,634) |
| Intercompany Payable - IT | 0 | 0 | 0 | 0 |
| | 982,297 | 287,725 | (198,464) | (853,772) |
| Total liabilities | 983,181 | 289,843 | (198,464) | (853,772) |
| **Equity** | | | | |
| Common Stock | 0 | 0 | 0 | 0 |
| Additional Paid-In Capital | 0 | 0 | 0 | 0 |
| Accumulated Earning (deficit) | 0 | 0 | 0 | 636,000 |
| Total Equity | 0 | 0 | 0 | 636,000 |
| Total liabilities and equity | 983,181 | 289,843 | (198,464) | (217,772) |
| Doublecheck | 0 | 0 | 0 | 0 |

Date Printed 5/8/02
Time Printed 7:35 PM

File Bankruptcyfilingfor030102.xls
Tab 022802 landbank Consoltd BS

# THE IT GROUP,INC.
## CONSOLIDATING STATEMENT OF INCOME BY COMPANY
## FOR THE TWO PERIODS ENDED MARCH 1, 2002

| | 02-10118<br>900<br>ITC | 02-10165<br>1<br>IT<br>Corp. | 02-10143<br>15<br>Landbank | 02-10162<br>18<br>IT<br>Gradient | 02-10150<br>19<br>IT<br>PHR | 02-10181<br>20<br>IT<br>PEG | Non Debtor<br>23<br>IT Davy<br>Sikes | 02-10131<br>38<br>IT Intl<br>Operations | 02-10135<br>46<br>Iron<br>Mountain | 02-10171<br>50<br>JSC<br>JSC |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenues | - | 121,828,090 | 402,397 | 1,256 | 496,258 | 712,250 | - | (648) | 748,903 | 267,130 |
| Cost and expenses: | | | | | | | | | | |
| Cost of revenues | - | 115,478,302 | 328,479 | 153 | 459,407 | 742,044 | 85,327 | 659 | 707,205 | 359,628 |
| Selling, general and admin expense | - | 7,586,485 | - | - | - | 41 | - | - | - | 82 |
| Operating loss | - | (1,236,696) | 73,918 | 1,103 | 36,851 | (29,836) | (85,327) | (1,307) | 41,698 | (92,579) |
| Interest expense, net | 2,427,482 | 850,831 | 13,913 | (180) | - | - | - | - | 91,500 | - |
| Loss before reorganization items | (2,427,482) | (2,087,527) | 60,005 | 1,283 | 36,851 | (29,836) | (85,327) | (1,307) | (49,802) | (92,579) |
| Reorganization items: | | | | | | | | | | |
| Professional fees | - | 6,727,000 | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | 7,700,700 | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (2,427,482) | (16,515,227) | 60,005 | 1,283 | 36,851 | (29,836) | (85,327) | (1,307) | (49,802) | (92,579) |
| Provsion (benefit) for income taxes | - | - | - | - | - | - | - | - | - | - |
| Net loss | (2,427,482) | (16,515,227) | 60,005 | 1,283 | 36,851 | (29,836) | (85,327) | (1,307) | (49,802) | (92,579) |
| Less: preferred dividends in arrears | 1,101,000 | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (3,528,482) | (16,515,227) | 60,005 | 1,283 | 36,851 | (29,836) | (85,327) | (1,307) | (49,802) | (92,579) |

Note: The following entities were inactive and did not report any income or expenses during the reporting period:
Benecia North Gateway 02-10157, IT Baker 02-10164, Lake Herman Road 02-10167, IT Vine Hill 02-10168, N. Cal. Dev. 02-10178, IT-Tulsa Holdings 02-10169, N. Carolina 02-10166
UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT Mcgill Pollution control Serv- Non Debtor,IT C&V Ops. 02-10128, IT Invest. Holdings 02-10134,IT Intn'l Ops 02-10133, E-Com
02-10121, Evergreen Acq. 02-10125, E3 02-10160, OHM Rem. Ser. Canada-Non Debtor, IT Int'l Invest. 02-10132, IT Peru Services-Non Debtor, IT Holdings Canada-Non Debtor,
Wehran Construction-Non Debtor,Landbank Acq. I LLC 02-10138, Land bank Acq. II LLC 02-10139, Landbank Acq. III LLC 02-10140, Landbank Wetlands LLC 02-10144

THE IT GROUP,INC.
CONSOLIDATING STATEMENT OF INCOME BY COMPANY
FOR THE TWO PERIODS ENDED MARCH 1, 2002

| | 02-10182 51 JSC Sielk | 02-10172 53 JSC Int'l | 02-10170 55 ITG | 02-10184 58 W&HP | 02-10180 75 Remed Serv | 02-10179 78 OHM Parent | Separate Bankruptcy 79 Beneco | 02-10126 100 GTI Corp | 02-10161 101 GTI FDESI |
|---|---|---|---|---|---|---|---|---|---|
| Revenues | (52) | 348,226 | 852,053 | 314,132 | 4,704,642 | - | 5,685,567 | 9,730,148 | 75,038 |
| Cost and expenses: | | | | | | | | | |
| Cost of revenues | - | 253,332 | 897,710 | 801,162 | 5,259,050 | - | 7,408,097 | 9,318,548 | 345,543 |
| Selling, general and admin expense | - | - | - | - | 1,074 | - | 529,072 | 30 | 200 |
| Operating loss | (52) | 94,895 | (45,657) | (487,030) | (555,482) | - | (2,251,602) | 411,570 | (270,705) |
| Interest expense, net | - | - | - | - | 48,093 | 422,457 | 14,585 | (874) | - |
| Loss before reorganization items | (52) | 94,895 | (45,657) | (487,030) | (603,575) | (422,457) | (2,266,187) | 412,445 | (270,705) |
| Reorganization items: | | | | | | | | | |
| Professional fees | - | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (52) | 94,895 | (45,657) | (487,030) | (603,575) | (422,457) | (2,266,187) | 412,445 | (270,705) |
| Provsion (benefit) for income taxes | - | - | - | - | - | - | - | - | - |
| Net loss | (52) | 94,895 | (45,657) | (487,030) | (603,575) | (422,457) | (2,266,187) | 412,445 | (270,705) |
| Less: *preferred dividends in arrears* | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (52) | 94,895 | (45,657) | (487,030) | (603,575) | (422,457) | (2,266,187) | 412,445 | (270,705) |

Note: The following entities were inactive and did no
Benecia North Gateway 02-10157, IT Baker 02-10
UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT M
02-10121, Evergreen Acq. 02-10125, E3 02-1016
Wehran Construction-Non Debtor,Landbank Acq

THE IT GROUP,INC.
CONSOLIDATING STATEMENT OF INCOME BY COMPANY
FOR THE TWO PERIODS ENDED MARCH 1, 2002

| | Non Debtor<br>106<br>GTI<br>Italy | Non Debtor<br>107<br>IT - Infra<br>Germany | Non Debtor<br>108<br>GTI<br>UK | Non Debtor<br>XXX<br>IT<br>CZ Serv | Non Debtor<br>114<br>GTI<br>Austr | Non Debtor<br>123<br>IT<br>S.America | Non Debtor<br>127<br>IT<br>Korea |
|---|---|---|---|---|---|---|---|
| Revenues | 524,127 | 3,734 | 235,699 | 1,031 | 1,201,818 | 33,540 | - |
| Cost and expenses: | | | | | | | |
| *Cost of revenues* | 499,522 | 16,748 | 264,681 | 6,857 | 1,197,093 | 35,816 | (4,738) |
| Selling, general and admin expense | - | - | - | - | 26,705 | - | - |
| Operating loss | 24,605 | (13,014) | (28,983) | (5,825) | (21,980) | (2,276) | 4,738 |
| Interest expense, net | 2,911 | - | - | - | 13,607 | - | - |
| Loss before reorganization items | 21,693 | (13,014) | (28,983) | (5,825) | (35,587) | (2,276) | 4,738 |
| Reorganization items: | | | | | | | |
| Professional fees | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - |
| Net loss before income taxes | 21,693 | (13,014) | (28,983) | (5,825) | (35,587) | (2,276) | 4,738 |
| Provsion (benefit) for income taxes | - | - | - | - | - | - | - |
| Net loss | 21,693 | (13,014) | (28,983) | (5,825) | (35,587) | (2,276) | 4,738 |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - |
| Net loss applicable to common stock | 21,693 | (13,014) | (28,983) | (5,825) | (35,587) | (2,276) | 4,738 |

Note: The following entities were inactive and did no
Benecia North Gateway 02-10157, IT Baker 02-10
UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT M
02-10121, *Evergreen Acq.* 02-10125, E3 02-1016
Wehran Construction-Non Debtor,Landbank Acq

THE IT GROUP,INC.
CONSOLIDATING STATEMENT OF INCOME BY COMPANY
FOR THE TWO PERIODS ENDED MARCH 1, 2002

| | Non Debtor | Non Debtor | Non Debtor | 02-10130 | 02-10158 | 02-10163 | 02-10176 | 02-10120 | 02-10148 |
|---|---|---|---|---|---|---|---|---|---|
| | 130 | 133 | 135 | 150 | 160 | 161 | 162 | 163 | 165 |
| | | IT | OWT | | EMCON | EMCON | EMCON | EMCON | EMCON |
| | Roche | RUSSIA | HongKong | EFM | PSD | Alaska | Mont. Landf | Advan.Analit | OWT |
| Revenues | 8,047,768 | 149,301 | 59,714 | 4,791 | 953,232 | 8,901 | - | 53,481 | 809,467 |
| Cost and expenses: | | | | | | | | | |
| Cost of revenues | 8,110,396 | 162,445 | 64,141 | 29 | 1,203,328 | 12,100 | 4,950 | 155,645 | 677,532 |
| Selling, general and admin expense | 210,336 | - | - | - | - | - | - | - | - |
| Operating loss | (272,964) | (13,144) | (4,427) | 4,762 | (250,096) | (3,199) | (4,950) | (102,165) | 131,935 |
| Interest expense, net | 70,297 | - | - | - | 667 | - | - | - | 8,676 |
| Loss before reorganization items | (343,261) | (13,144) | (4,427) | 4,762 | (250,763) | (3,199) | (4,950) | (102,165) | 123,259 |
| Reorganization items: | | | | | | | | | |
| Professional fees | - | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (343,261) | (13,144) | (4,427) | 4,762 | (250,763) | (3,199) | (4,950) | (102,165) | 123,259 |
| Provsion (benefit) for income taxes | - | - | - | - | - | - | - | - | - |
| Net loss | (343,261) | (13,144) | (4,427) | 4,762 | (250,763) | (3,199) | (4,950) | (102,165) | 123,259 |
| Less: *preferred dividends in arrears* | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (343,261) | (13,144) | (4,427) | 4,762 | (250,763) | (3,199) | (4,950) | (102,165) | 123,259 |

Note: The following entities were inactive and did no
Benecia North Gateway 02-10157, *IT Baker 02-10*
UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT M
02-10121, Evergreen Acq. 02-10125, E3 02-1016
Wehran Construction-Non Debtor,Landbank Acq

THE IT GROUP,INC.
CONSOLIDATING STATEMENT OF INCOME BY COMPANY
FOR THE TWO PERIODS ENDED MARCH 1, 2002

| | 02-10156<br>166<br>EMCON<br>ALS | 02-10174<br>167<br>EMCON<br>Keystone Recov | 02-10175<br>168<br>EMCON<br>LFG Spec | 02-10177<br>169<br>EMCON<br>Nat'l Earth | 02-10159<br>170<br>EMCON<br>Indust Serv | Non Debtor<br>171<br>EMCON<br>SoGlen Gas | Non Debtor<br>172<br>EMCON<br>Bellefontaine | Non Debtor<br>174<br>EMCON<br>ET jv | Total |
|---|---|---|---|---|---|---|---|---|---|
| Revenues | 271,618 | 430,512 | (36) | 370,025 | 6,828 | 160,540 | 39,542 | 35,000 | 159,566,025 |
| Cost and expenses: | | | | | | | | | |
| Cost of revenues | 276,765 | 163,050 | 3,883 | 473,460 | 5,782 | 175,205 | 37,983 | (167,256) | 155,820,063 |
| Selling, general and admin expense | - | - | - | - | - | - | - | - | 8,354,025 |
| Operating loss | (5,146) | 267,462 | (3,919) | (103,435) | 1,047 | (14,666) | 1,558 | 202,256 | (4,608,064) |
| Interest expense, net | - | - | - | - | - | - | - | - | 3,963,966 |
| Loss before reorganization items | (5,146) | 267,462 | (3,919) | (103,435) | 1,047 | (14,666) | 1,558 | 202,256 | (8,572,030) |
| Reorganization items: | | | | | | | | | |
| Professional fees | - | - | - | - | - | - | - | - | 6,727,000 |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | 7,700,700 |
| Net loss before income taxes | (5,146) | 267,462 | (3,919) | (103,435) | 1,047 | (14,666) | 1,558 | 202,256 | |
| Provsion (benefit) for income taxes | - | - | - | - | - | - | - | - | - |
| Net loss | (5,146) | 267,462 | (3,919) | (103,435) | 1,047 | (14,666) | 1,558 | 202,256 | (22,999,730) |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - | - | 1,101,000 |
| Net loss applicable to common stock | (5,146) | 267,462 | (3,919) | (103,435) | 1,047 | (14,666) | 1,558 | 202,256 | (24,100,730) |

Note: The following entities were inactive and did no
Benecia North Gateway 02-10157, IT Baker 02-10
UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT M
02-10121, Evergreen Acq. 02-10125, E3 02-1016
Wehran Construction-Non Debtor,Landbank Acq

LandBank, Inc.
*Consolidating* Statement of Income by Company
For the Period January 16, 2002 thru March 1, 2002

| | | Consolidated | Consolidating | LandBank, Inc. (02-10143) | LandBank Environmental Properties, LLC (02-10141) | LandBank Remediation Corporation (02-10142) | Kato Road, LLC (02-10173) | Submerged Lands, LLC (02-10183) | Marconi Wartburg, LLC (02-10145) | Whippany Venture I, LLC (02-10154) | KIP I, LLC (02-10137) | Otay Mesa Ventures I, LLC (02-10149) | H L Newhall, LLC Nondebtors | Raritan Venture I, LLC (02-10151) | Jernee Mill Road, LLC (02-10138) | U S Wetland Services, LLC (02-10153) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Income | | | | | | | | | | | | | | | |
| 4010 | Management Fee Income | 4,742 | 0 | 4,742 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4015 | Consulting Income | 1,750 | 0 | 1,750 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4017 | Insurance Recovery | 160,923 | 0 | 160,923 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4020 | Remediation Management Fee | 7,533 | 0 | 7,533 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4030 | Rental Income | 58,574 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58,574 | 0 | 0 | 0 | 0 | 0 |
| 4035 | Expense Reimbursements | 40,407 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40,407 | 0 | 0 | 0 | 0 | 0 |
| | | 273,928 | 0 | 174,948 | 0 | 0 | 0 | 0 | 0 | 0 | 98,981 | 0 | 0 | 0 | 0 | 0 |
| | Cost of sales | | | | | | | | | | | | | | | |
| 5010 | Cost of Management Fee | 13,519 | 0 | 13,519 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5015 | Cost of Consulting | 805 | 0 | 805 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5017 | Cost of Remediation Management | 2,492 | 0 | 2,492 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5018 | Cost of Insurance Recovery | 29,326 | 0 | 29,326 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5020 | Property operating expenses | 47,292 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 47,292 | 0 | 0 | 0 | 0 | 0 |
| 5025 | Depreciation expense | 30,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 30,000 | 0 | 0 | 0 | 0 | 0 |
| | Total cost of sales | 123,434 | 0 | 46,142 | 0 | 0 | 0 | 0 | 0 | 0 | 77,292 | 0 | 0 | 0 | 0 | 0 |
| | Gross margin | 150,495 | 0 | 128,806 | 0 | 0 | 0 | 0 | 0 | 0 | 21,689 | 0 | 0 | 0 | 0 | 0 |
| | Expenses | | | | | | | | | | | | | | | |
| 6001 | Accounting | 9,900 | 0 | 9,900 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6005 | Amortization Expense | 56 | 0 | 56 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6014 | Bad debts | 17,158 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 17,158 | 0 | 0 | 0 | 0 | 0 |
| 6015 | Bank Charges | 61 | 0 | 11 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 50 |
| 6020 | Charitable contributions | 100 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 100 |
| 6025 | Consulting expense | 37 | | 37 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6027 | Conferences & Seminars | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6030 | Depreciation Expense | 6,086 | 0 | 4,224 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,862 |
| 6035 | Dues & Subscriptions | 1,095 | 0 | 1,095 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6040 | Insurance - business | 2,466 | | 2,466 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6050 | Insurance - Health | 17,231 | 0 | 13,928 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,303 |
| 6055 | Insurance - Life | 1,876 | 0 | 1,876 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6070 | Legal | 4,575 | 0 | 3,446 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,129 |
| 6075 | Licenses & permits | 234 | | 234 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6085 | Meals & Entertainment | 2,083 | 0 | 2,015 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 68 |
| 6090 | Miscellaneous Expense | 1 | 0 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6100 | Office Services | 499 | 0 | 285 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 214 |
| 6105 | Office Supplies | 1,481 | 0 | 1,441 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40 |
| 6110 | Postage & Freight | 381 | 0 | 300 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 81 |
| 6115 | Rent-Equipment | 1,992 | 0 | 1,608 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 384 |
| 6117 | Rent - copy charges | 29 | | 29 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6120 | Rent-Office | 13,791 | 0 | 4,904 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,888 |
| 6125 | Salaries | 183,472 | 0 | 154,971 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 28,501 |
| 6127 | Salaries - IT/LB | 12,458 | 0 | 12,458 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6130 | Overhead - Allocated | (183,467) | 0 | (171,676) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (11,791) |
| 6135 | Taxes - Other | 79 | 0 | 79 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6140 | Taxes - Payroll | 16,059 | 0 | 12,704 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,355 |
| 6141 | 401K matching contribution | 2,667 | 0 | 2,667 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6145 | Telephone | 12,008 | 0 | 9,703 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,305 |
| 6150 | Travel | 430 | 0 | 430 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7002 | Interest Expense | 10,718 | 0 | 215 | 0 | 0 | 0 | 0 | 0 | 0 | 10,355 | 0 | 0 | 0 | 0 | 149 |
| | Total expenses | 135,553 | 0 | 69,404 | 0 | 0 | 0 | 0 | 0 | 0 | 27,513 | 0 | 0 | 0 | 0 | 38,636 |
| | Other income/expense: | | | | | | | | | | | | | | | |
| 7001 | Interest Income | 241 | 0 | 0 | 0 | 0 | 241 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7010 | Equity in investee earnings | 55,116 | 0 | 55,118 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total other Income/expense | 55,357 | 0 | 55,118 | 0 | 0 | 241 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Net income | 70,299 | 0 | 114,517 | 0 | 0 | 241 | 0 | 0 | 0 | (5,824) | 0 | 0 | 0 | 0 | (38,636) |

Date Printed 5/8/02
Time Printed 7:35 PM

File Bankruptcyfilingfor030102.xls
Tab 022802 landbank Consolid IS

LandBank, Inc.
Consolidating Statement of Income by Company
*For the Period January 16, 2002 thru March 1, 2002*

| | | Millstone River Wetlands Services, Inc. (02-10146) | Woodbury Creek, Inc. (02-10187) | Skeba Joint Venture (02-10146) | Chimento Wetlands, LLC Nondebtors | Northeast Restoration Company, LLC (02-10147) | Empire State I, LLC (02-10122) | Empire State II, LLC (02-10123) | The Dorchester Group, LLC (02-10152) | 37-02 College Point Boulevard, LLC (02-10119) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Income | | | | | | | | | |
| 4010 | Management Fee Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4015 | Consulting Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4017 | Insurance Recovery | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4020 | Remediation Management Fee | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4030 | Rental Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 4035 | Expense Reimbursements | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Cost of sales | | | | | | | | | |
| 5010 | Cost of Management Fee | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5015 | Cost of Consulting | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5017 | Cost of Remediation Management | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5018 | Cost of Insurance Recovery | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5020 | Property operating expenses | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5025 | Depreciation expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total cost of sales | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Gross margin | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Expenses | | | | | | | | | |
| 6001 | Accounting | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6005 | Amortization Expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6014 | Bad debts | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6015 | Bank Charges | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6020 | Charitable contributions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6025 | Consulting expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6027 | Conferences & Seminars | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6030 | Depreciation Expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6035 | Dues & Subscriptions | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6040 | Insurance - business | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6050 | Insurance - Health | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6055 | Insurance - Life | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6070 | Legal | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6075 | Licenses & permits | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6085 | Meals & Entertainment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6090 | Miscellaneous Expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6100 | Office Services | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6105 | Office Supplies | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6110 | Postage & Freight | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6115 | Rent-Equipment | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6117 | Rent - copy charges | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6120 | Rent-Office | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6125 | Salaries | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6127 | Salaries - IT/LB | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6130 | Overhead - Allocated | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6135 | Taxes - Other | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6140 | Taxes - Payroll | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6141 | 401K matching contribution | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6145 | Telephone | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6150 | Travel | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7002 | Interest Expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total expenses | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Other income/expense: | | | | | | | | | |
| 7001 | Interest Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7010 | Equity in investee earnings | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total other income/expense | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Net Income | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

Date Printed: 5/8/02
Time Printed: 7:35 PM

File: Bankruptcyfilingfor030102.xls
Tab: 022802 landbank Consolid IS

The IT Group, Inc.
Accounts Payable Consolidated Aging
as of March 1, 2002

| Days Aged | | Balance |
|---|---|---|
| 0 - 30 | $ | 59,036,927 |
| 31 - 45 | $ | 14,895,458 |
| 46 - 60 | $ | 11,025,550 |
| Over 60 | $ | 78,773,853 |
| | $ | 163,731,788 |
| Other (a) | $ | 78,329,219 |
| Balance G/L | $ | 242,061,008 |

| | | |
|---|---|---|
| Pre Petition | $ | 144,003,494 |
| Post Petition | $ | 98,057,514 |
| | $ | 242,061,008 |

(a) cost accruals

# THE IT GROUP, INC.
## ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
**(in thousands)**

| Accounts Receivable Reconciliation | Amount |
|---|---|
| Total Accounts Receivable at the beginning of the reporting period | 378,405 |
| + Amounts billed during the period | 112,517 |
| - Amounts collected during the period | (77,771) |
| Total Accounts Receivable at the end of the reporting period | 413,151 |

| Accounts Receivable Aging | |
|---|---|
| 0 - 30 days old | 285,900 |
| 31 - 60 days old | 35,400 |
| 61 - 90 days old | 18,100 |
| 91+ days old | 39,000 |
| A/R not aged | 18,251 |
| Retainage | 16,500 |
| Total Accounts Receivable | 413,151 |
| Amounts considered uncollectible (Bad Debt) | (18,841) |
| Accounts Receivable (Net) | 394,310 |

DEBTOR QUESTIONAIRE

| Must be completed each month | Yes | No |
|---|---|---|
| 1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below. | | X |
| 2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below. | | X |
| 3. Have all post petition tax returns been timely filed? If no, provide an explanation below. | X | |
| 4. Are workers compensation, general liability and other | X | |

**necessary insurance coverages in effect? If no, provide an explanation below.**

# The IT Group, Inc
# Case No. 02-10118
## Debtor Bank Account Detail - March 1, 2002

| Debtor Case Number | BANK ACCT # | BANK NAME | DESCRIPTION | 03/01/02 PER BALANCE SHEET |
|---|---|---|---|---|
| 02-10165 | 629-00294 | Bank of America | B of A Conc- 00629-00294 | 15,327,137 |
| 02-10165 | 5417-0733 | Fleet/Bank Boston | B of B Conc | 800,160 |
| 02-10165 | AV books ts | Fleet/Bank Boston | B of B- Gen East | - |
| 02-10165 | 114-621136 | Chase Manhattan | Chem Bank- Conc West | (1,010,639,044) |
| 02-10165 | 114-621136 | Chase Manhattan | Chem Bank- Conc East | 1,010,644,044 |
| 02-10165 | 6301-455451-509 | Chase Manhattan | Chem Bank- Provident | (315,449) |
| 02-10165 | 4075-3675 | Citibank | Citibank- Conc | (3,344,204,723) |
| 02-10165 | 4075-3701 | Citibank | Citibank- Cash Coll. | 3,383,138,019 |
| 02-10165 | 4076-8559 | Citibank | Citibank- AIG Ins. Claims | 42,145 |
| 02-10165 | 119-5671 | PNC. | Pitts Nat- Gen 1195671 | (127,613) |
| 02-10165 | 10-1156-5247,10-1430-5432 | PNC | Pitts Nat- P/R 1011565247 | 74,491 |
| 02-10165 | UJ 43608-71 | Kiider Peabody | Mrktbl Scrts Kidder Peabody | 50,741 |
| 02-10165 | 020100004250585 | B of A | Mrktbl Scrts B of A | (8,218) |
| 02-10165 | 204-08956-13/204-15526-12-633 | Smith Barney | Mrktbl Scrts Smith Barney | 29,213 |
| 02-10165 | 000001024 | Citibank | Mrktbl Scrts Citibank | - |
| 02-10126 | 937387-7578 | Fleet/Bank Boston | Bank of America Lockbox | 81,214,991 |
| 02-10126 | | GTI | Working Fund Bank Acct GTI | 29,698 |
| 02-10126 | 2065-8076 | Fleet/Bank Boston | Cash- Main Acct GTI | (81,184,400) |
| 02-10161 | | GTI | Cash Checking GTI | (24,604) |
| 02-10158 | 1450011224 | Union Bank of CA | Cash in Banks- Sweep Acct | (32,054,042) |
| 02-10158 | 1450107960 | Union Bank of CA | UBOC Master Account | 32,141,853 |
| 02-10118 | 4075-3664 | Citibank | Citibank- Conc | - |
| 02-10133 | 4078-7696 | Citibank | Cash- IT Int'l Hld | - |
| 02-10135 | 3044-0525 | Citibank | Iron Mountain- Cash | 100 |
| 02-10135 | 10-1156-5255, 10-1430-5416 | PNC | Iron Mountain- Payroll | 76,527 |
| 02-10127 | 3044-0533 | Citibank | IT Admin Services- Cash | 100 |
| 02-10180 | 8666-9-02312 | Bank of America | Bank of America Lockbox | 29,358,164 |
| 02-10180 | 8666-3-02310 | Bank of America | B of A Concentration | (29,358,111) |
| 02-10180 | 4076-2296 | Citibank | Citibank- Conc | - |
| 02-10179 | 60021214 | Bank One | Bank One- local Deposit | 28,858 |
| 02-10135 | 3045-3721 | Citibank | Iron Mt. Remediation | - |
| 02-10165 | ITDENV02 | Citibank | Cash in Banks- Sweep Acct | (182,193) |
| 02-10143 | 1-943-1212-7153 | US Bank | Landbank, Inc | 386,424 |
| 02-10143 | 1-036-5575-4630 | US Bank | Lanbank Environmental Prop Inc | 69 |
| 02-10173 | 1-036-5519-5834 | US Bank | Kato Raod LLC | 248 |
| 02-10154 | 1-036-5618-3516 | US Bank | Whippany Venture LLC | 514 |
| 02-10137 | 1-036-5664-7106 | US Bank | KIP 1 LLC LLC | 186,125 |
| 02-10149 | 1-036-5664-7098 | US Bank | Otay Mesa Ventures 1 LLC LLc | 27,683 |
| 02-10151 | 1-036-5664-8179 | US Bank | Raritan Ventures I LLC | 1,724 |
| 02-10153 | 1-036-5664-8377 | US Bank | USWS LLC | 2,634 |
| 02-10146 | 1-036-5664-8252 | US Bank | Millstone River Wetland Svc LLC | 1,036 |
| 02-10187 | 1-036-5664-8369 | US Bank | Woodbury Creek | 514 |
| 02-10147 | 1-036-575-4598 | US Bank | Northeast Restoration Co. LLC | 1,523 |
| 02-10143 | 1-036-5575-4580 | US Bank | Empire State I LLC | 1,018 |
| 02-10123 | 1-036-5575-4572 | US Bank | Empire State II LLC | 639 |
| 02-10143 | 1-036-5575-4556 | US Bank | Dorchester Group LLC | 468 |
| 02-10143 | 1-036-5575-4564 | US Bank | 3702 College Point Blvd LLC | 1,277 |

In Re: The IT Group, Inc., et al.
Consolidated Cash Flow

Case No. 02-10118 (MFW) (Jointly Administered)

(000's)

Summary Page

| | Actual | Actual | February 2002 (c) | | | Cumulative | | |
|---|---|---|---|---|---|---|---|---|
| | January (a) | February (b) | Actual Total (c) | Projected (c) | Variance | Actual | Projected | Variance |
| Cash Beginning of Month | $ 18,189 | $ 8,779 | $ 18,189 | $ 18,189 | $ (0) | $ 18,189 | $ 18,189 | $ (0) |
| Receipts | | | | | | | | |
| Cash Sales | - | - | - | - | - | - | - | - |
| Accounts Receivable | 18,362 | 59,409 | 77,771 | 69,118 | 8,653 | 77,771 | 69,118 | 8,653 |
| Loans and Advances | - | - | - | - | - | - | - | - |
| Sale of Assets | - | - | - | - | - | - | - | - |
| Other (Attach List) | - | - | - | - | - | - | - | - |
| **DIP Draw & (Repayment)** | - | 44,000 | 44,000 | 55,000 | (11,000) | 44,000 | 55,000 | (11,000) |
| **Total Receipts** | 18,362 | 103,409 | 121,771 | 124,118 | (2,347) | 121,771 | 124,118 | (2,347) |
| Disbursements | | | | | | | | |
| Net Payroll & Benefits | (13,034) | (21,380) | (34,415) | (38,973) | 4,558 | (34,415) | (38,973) | 4,558 |
| Payroll Taxes | (4,167) | (9,406) | (13,573) | (16,398) | 2,825 | (13,573) | (16,398) | 2,825 |
| Sales, Use, and Other Taxes | (16) | (111) | (127) | (261) | 134 | (127) | (261) | 134 |
| Operating Expenses | (10,260) | (48,795) | (59,055) | (73,879) | 14,824 | (59,055) | (73,879) | 14,824 |
| Rental & Leases | - | (3,028) | (3,028) | (6,918) | 3,890 | (3,028) | (6,918) | 3,890 |
| Insurance | - | (947) | (947) | (340) | (607) | (947) | (340) | (607) |
| Administrative & Selling | (115) | (1,133) | (1,247) | (3,916) | 2,669 | (1,247) | (3,916) | 2,669 |
| Sale of Assets | - | - | - | - | - | - | - | - |
| Other (Attach List) | - | - | - | - | - | - | - | - |
| Professional Fees | (179) | (211) | (390) | (540) | 150 | (390) | (540) | 150 |
| U.S. Trustee Fees | - | - | - | - | - | - | - | - |
| Court Costs | - | - | - | (2) | 2 | - | (2) | 2 |
| **Total Disbursements** | (27,771) | (85,011) | (112,782) | (141,226) | 28,444 | (112,782) | (141,226) | 28,444 |
| Net Cash Flow (Receipts Less Disbursements) | $ (9,410) | $ 18,398 | $ 8,988 | $ (17,108) | $ 26,096 | $ 8,988 | $ (17,108) | $ 26,096 |
| Cash - End of Month | $ 8,779 | $ 27,177 | $ 27,177 | $ 1,081 | $ 26,096 | $ 27,177 | $ 1,081 | $ 26,096 |

| | January (a) | February (b) | Total (c) |
|---|---|---|---|
| Total Disbursements | $ (27,771) | $ (85,011) | $ (112,782) |
| Less: Transfers to Debtor in Possession Accounts | - | - | - |
| Plus: Estate Disbursements Made by Outside Sources | - | - | - |
| Total Disbursements For Calculating U.S. Trustee Quarterly Fees | $ (27,771) | $ (85,011) | $ (112,782) |

(a) January actual includes cash flow activity from January 16, 2002 through January 31, 2002.
(b) February actual includes cash flow activity from February 1, 2002 through March 2, 2002.
(c) Total actual and projected cash flow activity includes activity from January 16, 2002 through January 31, 2002 as well as February 1, 2002 through March 2, 2002.

# Exhibit B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

**Debtors**
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
**(By Overnight Courier)**

**Counsel to Debtors**
Timothy R. Pohl, Esq.
Chris L. Dickerson, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

**United States Trustee**
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899

**Counsel to Creditors' Committee**

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
**(By Hand Delivery)**

Thomas E. Lauria, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
**(By Overnight Courier)**

**Counsel for Prepetition Bank Group**
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
**(By Overnight Delivery)**

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
**(By Hand Delivery)**

**Counsel for Postpetition Bank Group**
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
**(By Overnight Courier)**

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
**(By Hand Delivery)**

**EXHIBIT 99.3**

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

| | |
|---|---|
| In re: | Chapter 11 |
| The IT Group, Inc., et al., | Case No. 02-10118 (MFW) |
| | Jointly Administered |
| Debtors. | |

**NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM MARCH 2, 2002 THROUGH MARCH 29, 2002**

PLEASE TAKE NOTICE that on June 3, 2002, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from March 2, 2002 through March 29, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was trans-

DKT. NO. 1646
DT. FILED 6/3/02

mitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
June 3, 2002


*/s/ Marion M. Quirk*

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

# Exhibit A

**The IT Group, Inc.**
**Case No. 02-10118**

**Activity for the period March 2, 2002 thru March 29, 2002**

## Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

| | |
|---|---|
| In re: | : Chapter 11 |
| The IT Group, Inc., _et al_., | : Case No. 02-10118 (MFW) |
| | : Jointly Administered |
| Debtors. | |

**DECLARATION OF HARRY J. SOOSE IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD OF MARCH 2, 2002 THROUGH APRIL 5, 2002.**

I, Harry J. Soose, Jr., hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Financial Officer and ON May 10, 2002 was elected to the additional position of Chief Operating Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. The current operating status of all debtors (operating, limited activity, inactive) is outlined in the consolidating income statement and related footnote. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidating income and balance sheet. The bank reconciliations of the debtors are substantially completed as of March 29, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
May 22, 2002

Harry J. Soose Jr.
Chief Financial Officer
Chief Operating Officer

C:\My Documents\harry\chapter11\affidavit-2 corrections.doc

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10118 (Unconsolidated) The IT Group, Inc. (00) | 02-10165 IT Corporation (01) | 02-10157 Benecia North Gateway LLC | 02-10164 IT Baker LLC | 02-10167 IT Lake Herman Road LLC | 02-10168 IT Vine Hill LLC | 02-10178 Northern California Development Ltd | 02-10169 IT-Tulsa Holdings, Inc. (03) |
|---|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | | |
| Cash | - | 39,621,109 | | | | | | |
| Accounts receivable | 13,111 | 283,198,434 | | | | | | |
| Allow for doubtful accts | - | (20,361,797) | | | | | | |
| Deferred income taxes | - | (10,479,402) | | | | | | |
| Other receivables | - | (857) | | | | | | |
| Prepaid expenses and other current assets | - | 4,502,128 | | | | | | |
| Total current assets | 13,111 | 296,479,613 | - | - | - | - | - | - |
| Property, plant and equipment, at cost | - | 90,332,104 | | | | | | |
| Accumulated depreciation and amortization | - | (50,104,578) | | | | | | |
| Net property, plant and equipment | - | 40,227,526 | - | - | - | - | - | - |
| Cost in excess of net assets of acquired business | - | - | | | | | | |
| Investments in affiliate | 9,815,598 | 45,933,646 | | | | | 36,100,000 | |
| Restricted cash | - | | | | | | | |
| Deferred Financing Costs | - | - | | | | | | |
| Other assets | 165 | 5,770,505 | | | | | | |
| Deferred taxes | - | (101,125,616) | | | | | | |
| Long-term assets of discontinued operations | - | 904,151 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | | |
| Total assets | 9,828,874 | 288,189,826 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | 36,100,000 | - |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10118 (Unconsolidated) The IT Group, Inc. (00) | 02-10165 IT Corporation (01) | 02-10157 Benecia North Gateway LLC | 02-10164 IT Baker LLC | 02-10167 IT Lake Herman Road LLC | 02-10168 IT Vine Hill LLC | 02-10178 Northern California Development Ltd | 02-10169 IT-Tulsa Holdings, Inc. (03) |
|---|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | | |
| Accounts payable-unsecured | - | 92,076,319 | | | | | | - |
| Accrued wages and related liabilities-unsec | 421 | 15,421,201 | | | | | | (157) |
| Billings in excess of revenues-unsecured | - | 2,929,148 | | | | | | - |
| Other accrued liabilities-unsecured | 7,004,122 | 24,660,977 | | | | | | (138) |
| Long-term debt due within 1 year-unsecure | 225,000,000 | - | | | | | | - |
| Long-term debt due within 1 year-secured | 52,558,951 | 358,049,153 | | | | | | - |
| Current Liabilities (Postpetition): | | | | | | | | |
| Accounts payable-unsecured | 692 | 75,133,829 | | | | | | - |
| Accrued wages and related liabilities-unsec | 220 | 8,045,345 | | | | | | (82) |
| Other accrued liabilities-unsecured | 854,092 | 3,007,192 | | | | | | (17) |
| DIP Financing | 50,000,000 | - | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | | | | | | - |
| Long-term debt due within 1 year-secured | - | - | | | | | | - |
| Net current liabilities of discontinued operations | - | 36,926 | 890,495 | 81,697 | 339,042 | 163,394 | | |
| Total current liabilities | 335,418,497 | 579,360,090 | 890,495 | 81,697 | 339,042 | 163,394 | - | (394) |
| Long-term debt | - | - | | | | | | |
| Long-term liabilities of discontinued operations | - | | | | | | | |
| Other l-t accrued liabilities-prepetit | - | 3,652,735 | | | | | | |
| Minority interest in subsidiary | - | | | | | | | |
| Stockholders' Equity: | | | | | | | | |
| Preferred stock | 6,665,152 | | | | | | | |
| Common stock | 230,583 | 36,185 | | | | | | 2,500 |
| Treasury stock | (4,866,900) | - | | | | | | |
| Unearned Compensation-Restricte | (566,941) | | | | | | | |
| Additional paid-in capital | (290,820,726) | 690,476,841 | 20,909,505 | 3,918,303 | 1,660,958 | 8,136,606 | 36,100,000 | (19,861,256) |
| Retained earnings (deficit) | (36,230,792) | (980,166,960) | | | | | | 19,859,149 |
| Cumulative translation adj. | - | (5,169,065) | | | | | | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Total stockholders' equity | (325,589,623) | (294,822,999) | 20,909,505 | 3,918,303 | 1,660,958 | 8,136,606 | 36,100,000 | 394 |
| Total liabilities and stockholders' equity | 9,828,874 | 288,189,826 | 21,800,000 | 4,000,000 | 2,000,000 | 8,300,000 | 36,100,000 | - |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10166 IT Corporation of North Carolina, Inc. (13) | 02-10143 LandBank, Inc. (15) | 02-10162 Gradient Corporation (18) | 02-10150 PHR Environmental Consultants, Inc. (19) | 02-10181 Pacific Environmental Group, Inc. (20) | Nondebtor Universal Professional Insurance Company (21) | Nondebtor IT/Davy, A Joint Venture (Sikes) (23) |
|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | |
| Cash | | 831,052 | - | 6,117 | 1,000 | 278,017 | 12,105 |
| Accounts receivable | | 77,612 | - | 824,606 | 1,419,997 | 233,248 | |
| Allow for doubtful accts | | | - | | | | |
| Deferred income taxes | | | | | (713,817) | | |
| Other receivables | | 1,543,014 | - | 300 | - | - | |
| Prepaid expenses and other current assets | | 32,928,125 | - | 12,757 | - | 5,754 | |
| Total current assets | - | 35,379,803 | - | 843,780 | 707,180 | 517,019 | 12,105 |
| Property, plant and equipment, at cost | | 229,001 | - | 27,118 | 263,749 | | |
| Accumulated depreciation | | | - | | | | |
| and amortization | | (144,832) | - | (19,576) | (162,316) | | |
| Net property, plant and equipment | - | 84,169 | - | 7,541 | 101,433 | - | - |
| Cost in excess of net assets of acquired business | | | | - | | | |
| Investments in affiliate | | | | | | | |
| Restricted cash | | | | | | | |
| Deferred Financing Costs | | | | | | | |
| Other assets | | 6,265 | - | 9,278 | 20,115 | | |
| Deferred taxes | | | | | | | |
| Long-term assets of discontinued operations | | | | | | | |
| Total assets | - | 35,470,237 | - | 860,599 | 828,728 | 517,019 | 12,105 |

6/3/02

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10166<br>IT Corporation of<br>North Carolina, Inc. (13) | 02-10143<br>-<br>LandBank, Inc. (15) | 02-10162<br>*Gradient*<br>Corporation (18) | 02-10150<br>PHR Environmental<br>Consultants, Inc. (19) | 02-10181<br>Pacific Environmental<br>Group, Inc. (20) | Nondebtor<br>Universal Professional<br>Insurance Company (21) | Nondebtor<br>IT/Davy, A Joint<br>Venture (Sikes) (23) |
|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | |
| Accounts payable-unsecured | - | 831,759 | - | 21,537 | 332,723 | - | - |
| Accrued wages and related liabilities-unsec | - | - | - | - | 17,403 | - | - |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | (12,051) | - | (10,365) | (64,514) | 813,993 | (708) |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | 3,907,622 | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | | |
| Accounts payable-unsecured | - | 1,006,679 | - | 76,766 | 171,288 | 2,020,381 | 20,432 |
| Accrued wages and related liabilities-unsec | - | - | - | - | 9,079 | - | - |
| Other accrued liabilities-unsecured | - | 23,273 | - | (1,264) | (7,867) | 99,259 | (86) |
| DIP Financing | | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | | |
| Total current liabilities | - | 5,757,282 | - | 86,675 | 458,112 | 2,933,633 | 19,638 |
| Long-term debt | | - | | | | | |
| Long-term liabilities of discontinued operations | | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | | |
| Minority interest in subsidiary | | - | | | | | |
| Stockholders' Equity: | | | | | | | |
| Preferred stock | | | | | | | |
| Common stock | | 5,000 | - | 1 | 254,216 | 200,000 | |
| Treasury stock | | | - | | | | |
| Unearned Compensation-Restricte | | | | | | | |
| Additional paid-in capital | - | 25,895,895 | - | 358,281 | (1,887,928) | (14,751,549) | (18,660,778) |
| Retained earnings (deficit) | - | 3,812,060 | - | 415,642 | 2,004,329 | 12,134,935 | 18,653,246 |
| Cumulative translation adj. | | | | | | | |
| | | | - | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total stockholders' equity | - | 29,712,955 | - | 773,924 | 370,616 | (2,416,614) | (7,533) |
| Total liabilities and stockholders' equity | - | 35,470,237 | - | 860,599 | 828,728 | 517,019 | 12,105 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor International Technology Europe, Ltd. (30) | Nondebtor IT-McGill Pollution Control Services, Ltd. (33) | 02-10131 IT International Holdings, Inc. (38) | 02-10129 IT E&C Operations, Inc. (40) | 02-10128 IT C&V Operations, Inc. (41) | 02-10134 IT Investment Holdings, Inc. (42) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | | | | | |
| Accounts receivable | | | 80,004 | | | |
| Allow for doubtful accts | | | | | | |
| Deferred income taxes | | | | | | |
| Other receivables | - | | | | | |
| Prepaid expenses and other current assets | | | | | | |
| Total current assets | - | - | 80,004 | - | - | - |
| Property, plant and equipment, at cost | | | | | | |
| Accumulated depreciation and amortization | | | | | | |
| Net property, plant and equipment | - | - | - | - | - | - |
| Cost in excess of net assets of acquired business | | | | - | - | 555,835 |
| Investments in affiliate | 1,999,517 | | | 1,592,056 | 1,622,526 | 130,076 |
| Restricted cash | | | - | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | | | | | | |
| Deferred taxes | | | | | | |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 1,999,517 | - | 80,004 | 1,592,056 | 1,622,526 | 685,911 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor International Technology Europe, Ltd. (30) | Nondebtor IT-McGill Pollution Control Services, Ltd. (33) | 02-10131 IT International Holdings, Inc. (38) | 02-10129 IT E&C Operations, Inc. (40) | 02-10128 IT C&V Operations, Inc. (41) | 02-10134 IT Investment Holdings, Inc. (42) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | - | 8,265 | - | - | - |
| Accrued wages and related liabilities-unsec | - | - | - | (2,851) | - | - |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | - | 16,834 | (45) | (45) | 161,074 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | - | - | - | - | - |
| Accrued wages and related liabilities-unsec | - | - | - | (1,487) | - | - |
| Other accrued liabilities-unsecured | - | - | 2,053 | (5) | (5) | 19,642 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | - | - | 27,152 | (4,389) | (50) | 180,715 |
| Long-term debt | | | | | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 76,900 | 966,259 | | 10 | | 100 |
| Treasury stock | | | | | | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 7,776,118 | | 2,038,568 | 2,337,270 | 2,646,927 | 938,426 |
| Retained earnings (deficit) | (5,853,501) | (966,259) | (1,985,715) | (740,835) | (1,024,351) | (433,331) |
| Cumulative translation adj. | | | | - | | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,999,517 | - | 52,853 | 1,596,445 | 1,622,576 | 505,196 |
| Total liabilities and stockholders' equity | 1,999,517 | - | 80,004 | 1,592,056 | 1,622,526 | 685,911 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10133 IT International Operations, Inc. (43) | 02-10135 IT Iron Mountain Operations, LLC (46) | 02-10127 IT Administrative Services, LLC (47) | 02-10171 Jellinek, Schwartz & Connolly, Inc. (50) | 02-10182 Sielken, Inc. (51) | 02-10172 JSC International, Inc. (53) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | 76,627 | 100 | 33,804 | - | 152,237 |
| Accounts receivable | | 2,345,828 | | 563,567 | 301 | 1,123,331 |
| Allow for doubtful accts | | | | (0) | | |
| Deferred income taxes | | | | | - | |
| Other receivables | | | | (9,802) | | |
| Prepaid expenses and other current assets | | | | 161 | | 25,000 |
| Total current assets | - | 2,422,455 | 100 | 587,730 | 301 | 1,300,568 |
| Property, plant and equipment, at cost | | | | 247,084 | - | 67,510 |
| Accumulated depreciation and amortization | | | | (202,267) | - | (4,347) |
| Net property, plant and equipment | - | - | - | 44,816 | - | 63,163 |
| Cost in excess of net assets of acquired business | | | | | | |
| Investments in affiliate | 2,553,443 | | | | | |
| Restricted cash | | | | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | | - | - | - | - | |
| Deferred taxes | | | | (354,760) | (17,399) | |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 2,553,443 | 2,422,455 | 100 | 277,786 | (17,098) | 1,363,731 |

6/3/02

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

# The IT Group, Inc.
## Consolidating Balance Sheet by Company
## March 29, 2002

| | 02-10133<br>IT International<br>Operations, Inc. (43) | 02-10135<br>IT Iron Mountain<br>Operations, LLC (46) | 02-10127<br>IT Administrative<br>Services, LLC (47) | 02-10171<br>Jellinek, Schwartz<br>& Connolly, Inc. (50) | 02-10182<br>Sielken,<br>Inc. (51) | 02-10172<br>JSC<br>International, Inc. (53) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | 775,616 | - | 33,380 | 216 | - |
| Accrued wages and related liabilities-unsec | - | 44,135 | - | (57) | - | - |
| Billings in excess of revenues-unsecured | - | 29,597,799 | - | - | - | - |
| Other accrued liabilities-unsecured | (1,767) | (9,873) | (4,367) | (17,877) | (62,822) | 365,808 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 58,999 | - | 129,039 | - | - |
| Accrued wages and related liabilities-unsec | - | 23,026 | - | (30) | - | - |
| Other accrued liabilities-unsecured | (215) | (1,204) | (533) | (2,180) | (7,660) | 44,607 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | (1,982) | 30,488,498 | (4,900) | 142,275 | (70,266) | 410,415 |
| Long-term debt | | | | | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | - | | | | |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 3,000 | | | 4,989 | | |
| Treasury stock | | | | (425,820) | | - |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 2,552,425 | (27,896,507) | 5,049 | (1,411,902) | (1,173,807) | (947,792) |
| Retained earnings (deficit) | | (169,536) | (49) | 1,968,245 | 1,226,974 | 2,033,109 |
| Cumulative translation adj. | | | | | | (132,000) |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 2,555,425 | (28,066,043) | 5,000 | 135,512 | 53,168 | 953,316 |
| Total liabilities and stockholders' equity | 2,553,443 | 2,422,455 | 100 | 277,786 | (17,098) | 1,363,731 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10170<br>ITGtech (55) | 02-10121<br>E-Com<br>Solutions, Inc. (56) | 02-10125<br>Evergreen<br>Acquisition Sub I, Inc. (57) | 02-10184<br>W & H<br>Pacific, Inc. (58) | 02-10160<br>Enterprise, Environmental<br>& Earthworks, Inc. (59) | 02-10180<br>OHM Remediation<br>Services Corporation (75) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | (2,567) | | 33,544 | 26,793 | 70,848 |
| Accounts receivable | 1,864,810 | | | 1,033,504 | (33,033) | 5,589,461 |
| Allow for doubtful accts | | | | - | | |
| Deferred income taxes | | | | 314,533 | | 2,838,235 |
| Other receivables | 3,104 | | | 15,047 | | 57,283 |
| Prepaid expenses and other current assets | | - | | 114,637 | | 2,165,642 |
| Total current assets | 1,867,913 | (2,567) | - | 1,511,265 | (6,239) | 10,721,470 |
| Property, plant and equipment, at cost | - | 224,292 | | 757,452 | | 13,644,650 |
| Accumulated depreciation and amortization | | (47,501) | | (225,576) | | (7,314,244) |
| Net property, plant and equipment | - | 176,791 | - | 531,875 | - | 6,330,406 |
| Cost in excess of net assets of acquired business | | - | - | | | - |
| Investments in affiliate | | 243,719 | 10,103,205 | | | |
| Restricted cash | | | | | | |
| Deferred Financing Costs | | | | | | |
| Other assets | - | | | 37,227 | | 201,683 |
| Deferred taxes | | 318,400 | | 1,246,505 | | 37,271,802 |
| Long-term assets of discontinued operations | | | | | | |
| Total assets | 1,867,913 | 736,342 | 10,103,205 | 3,326,873 | (6,239) | 54,525,361 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10170 ITGtech (55) | 02-10121 E-Com Solutions, Inc. (56) | 02-10125 Evergreen Acquisition Sub I, Inc. (57) | 02-10184 W & H Pacific, Inc. (58) | 02-10160 Enterprise, Environmental & Earthworks, Inc. (59) | 02-10180 OHM Remediation Services Corporation (75) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | 100,588 | - | - | 66,536 | - | 2,247,307 |
| Accrued wages and related liabilities-unsec | - | 4,820 | - | 360,630 | - | (21,309) |
| Billings in excess of revenues-unsecured | - | - | - | - | - | 39,100 |
| Other accrued liabilities-unsecured | (28,617) | 67,722 | - | 612,671 | 24,065 | 11,487,969 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | 59,244 | - | 1,090,341 |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | 149,099 | (2,356) | - | 566,279 | (4) | 992,367 |
| Accrued wages and related liabilities-unsec | - | 2,515 | - | 188,143 | - | (11,117) |
| Other accrued liabilities-unsecured | (3,490) | 8,258 | - | 74,710 | 2,935 | 1,400,858 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | | |
| Total current liabilities | 217,580 | 80,960 | - | 1,928,212 | 26,996 | 17,225,516 |
| Long-term debt | | | | - | | |
| Long-term liabilities of discontinued operations | | | | | | |
| Other l-t accrued liabilities-prepetit | | | | | | 1,277,700 |
| Minority interest in subsidiary | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | | | | | |
| Common stock | 100 | 1,000 | | 2,833,499 | 205,000 | 915,210 |
| Treasury stock | | | | | | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | (744,385) | 571,878 | 10,493,318 | (9,811,065) | 1,986,578 | (58,766,045) |
| Retained earnings (deficit) | 2,394,618 | 82,505 | (390,113) | 8,376,227 | (2,224,813) | 93,872,980 |
| Cumulative translation adj. | | | | - | - | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,650,333 | 655,383 | 10,103,205 | 1,398,661 | (33,235) | 36,022,145 |
| Total liabilities and stockholders' equity | 1,867,913 | 736,342 | 10,103,205 | 3,326,873 | (6,239) | 54,525,361 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor OHM Remediation Services of Canada, Ltd. (76) | 02-10179 OHM Corporation (78) | Separate Bankruptcy Beneco Enterprises, Inc. (79) | 02-10126 Groundwater Technology, Inc. (100) | 02-10161 Fluor Daniel Environmental Services, Inc. (101) |
|---|---|---|---|---|---|
| Current Assets: | | | | | |
| Cash | 144,317 | 7,256 | 1,329,099 | 96,355 | (24,604) |
| Accounts receivable | | | 39,068,189 | 29,111,713 | 79,393 |
| Allow for doubtful accts | | | (903,703) | (12,835) | |
| Deferred income taxes | | (486,000) | 1,391,000 | 1,694,698 | |
| Other receivables | | - | 7,104 | 138,806 | |
| Prepaid expenses and other current assets | | - | 633,960 | 8,474 | |
| Total current assets | 144,317 | (478,744) | 41,525,650 | 31,037,212 | 54,789 |
| Property, plant and equipment, at cost | | | 1,062,553 | 920,911 | |
| Accumulated depreciation and amortization | | | (540,689) | (384,377) | |
| Net property, plant and equipment | - | - | 521,864 | 536,534 | - |
| Cost in excess of net assets of acquired business | | - | - | - | |
| Investments in affiliate | | 268,403,791 | | 133,542,958 | |
| Restricted cash | | | | | |
| Deferred Financing Costs | | - | | | |
| Other assets | | - | | (1,136,232) | |
| Deferred taxes | | 27,661,000 | | 14,076,296 | |
| Long-term assets of discontinued operations | | | | | |
| Total assets | 144,317 | 295,586,047 | 42,047,514 | 178,056,767 | 54,789 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor OHM Remediation Services of Canada, Ltd. (76) | 02-10179 OHM Corporation (78) | Separate Bankruptcy Beneco Enterprises, Inc. (79) | 02-10126 Groundwater Technology, Inc. (100) | 02-10161 Fluor Daniel Environmental Services, Inc. (101) |
|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | |
| Accounts payable-unsecured | - | - | 13,232,248 | 9,714,251 | 193,209 |
| Accrued wages and related liabilities-unsec | - | (0) | 758,994 | 2,042,793 | (500,380) |
| Billings in excess of revenues-unsecured | - | - | - | 4,368,174 | - |
| Other accrued liabilities-unsecured | (0) | 1,710,735 | 602,797 | (11,151,186) | 14,336,801 |
| Long-term debt due within 1 year-unsecure | - | 31,622,000 | - | - | - |
| Long-term debt due within 1 year-secured | - | 75,146,357 | - | - | - |
| Current Liabilities (Postpetition): | | | | | |
| Accounts payable-unsecured | - | 100 | 12,989,935 | 2,512,969 | 235,619 |
| Accrued wages and related liabilities-unsec | - | (0) | 395,972 | 1,065,739 | (261,052) |
| Other accrued liabilities-unsecured | (0) | 208,609 | 73,506 | (1,359,790) | 1,748,248 |
| DIP Financing | | | 18,949,666 | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | | |
| Total current liabilities | (0) | 108,687,800 | 47,003,118 | 7,192,949 | 15,752,445 |
| Long-term debt | | - | | | |
| Long-term liabilities of discontinued operations | | | | | |
| Other l-t accrued liabilities-prepetit | | - | | 682,915 | |
| Minority interest in subsidiary | | | | | |
| Stockholders' Equity: | | | | | |
| Preferred stock | | | | | |
| Common stock | 74 | 2,843,190 | | 67,698 | 2,000 |
| Treasury stock | | (29,408,157) | | | |
| Unearned Compensation-Restricte | | | | | |
| Additional paid-in capital | (263,733) | 303,586,392 | (11,950,152) | 170,592,246 | (24,462,461) |
| Retained earnings (deficit) | 470,104 | (90,123,178) | 6,994,547 | (1,379,000) | 8,762,804 |
| Cumulative translation adj. | (62,128) | | | 899,960 | |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | | | | | |
|---|---|---|---|---|---|
| Total stockholders' equity | 144,317 | 186,898,247 | (4,955,605) | 170,180,903 | (15,697,657) |
| Total liabilities and stockholders' equity | 144,317 | 295,586,047 | 42,047,514 | 178,056,767 | 54,789 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10132 IT International Investments, Inc. (104) | Nondebtor The IT Group Infrastructure & Environmental Italia (106) | Nondebtor IT Infrastructure & Environmental-GmbH (107) | Nondebtor The IT Group Infrastructure & Environmental UK (108) | Nondebtor IT CZ Svcs (109) | Nondebtor IT Environmental Pty, Ltd. (114) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | | 813,227 | (12,957) | 133,175 | 7,781 | (204,24 |
| Accounts receivable | - | 1,647,256 | 38,422 | 364,479 | - | 4,688,42 |
| Allow for doubtful accts | | - | | - | - | (39,97 |
| Deferred income taxes | | - | | - | - | |
| Other receivables | | 12,601 | 138 | 2,894 | 1,786 | 2,971,19 |
| Prepaid expenses and other current assets | | 129,619 | | 34,199 | 549 | 33,75 |
| Total current assets | - | 2,602,703 | 25,603 | 534,747 | 10,116 | 7,449,14 |
| Property, plant and equipment, at cost | | 719,365 | 12,225 | 559,880 | - | 2,221,55 |
| Accumulated depreciation and amortization | | (568,227) | | (479,185) | - | (1,729,11 |
| Net property, plant and equipment | | 151,139 | 12,225 | 80,696 | - | 492,43 |
| Cost in excess of net assets of acquired business | - | - | | - | - | - |
| Investments in affiliate | 6,616,127 | - | | - | - | (448,65 |
| Restricted cash | - | - | | - | - | - |
| Deferred Financing Costs | - | - | | - | - | - |
| Other assets | - | 1,307 | 1,273 | 36,207 | - | 194,88 |
| Deferred taxes | - | - | | - | - | - |
| Long-term assets of discontinued operations | | - | | - | - | - |
| Total assets | 6,616,127 | 2,755,148 | 39,100 | 651,650 | 10,116 | 7,687,82 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | 02-10132<br>IT<br>International Investments, Inc. (104) | Nondebtor<br>The IT Group Infrastructure<br>& Environmental Italia (106) | Nondebtor<br>IT Infrastructure &<br>Environmental-GmbH (107) | Nondebtor<br>The IT Group Infrastructure<br>& Environmental UK (108) | Nondebtor<br>-<br>IT CZ Svcs (109) | Nondebtor<br>IT Environmental<br>Pty, Ltd. (114) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | - | - | - | - | - |
| Accrued wages and related liabilities-unsec | - | 98,352 | - | (12,326) | 158 | 300,278 |
| Billings in excess of revenues-unsecured | - | 567,976 | - | - | - | - |
| Other accrued liabilities-unsecured | (17,721) | 69,189 | (2,835) | 85,287 | 1,984 | 2,611,990 |
| Long-term debt due within 1 year-unsecure | - | 132,671 | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 821,984 | 29,500 | 119,651 | 1,085 | 407,245 |
| Accrued wages and related liabilities-unsec | - | 51,311 | - | (6,431) | 82 | 156,657 |
| Other accrued liabilities-unsecured | (2,161) | 8,437 | (346) | 10,400 | 242 | 318,509 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | | - | - | - |
| Total current liabilities | (19,882) | 1,749,919 | 26,320 | 196,581 | 3,551 | 3,794,679 |
| | | | | | | |
| Long-term debt | - | - | | - | - | - |
| Long-term liabilities of discontinued operations | - | - | | - | - | - |
| Other l-t accrued liabilities-prepetit | - | - | | - | - | - |
| Minority interest in subsidiary | - | - | | - | - | 74,185 |
| | | | | | | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | - | - | | - | - | - |
| Common stock | 3 | 82,623 | | 2,379,483 | 6,000 | 2,859,130 |
| Treasury stock | - | - | | - | - | - |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 5,266,352 | 1,983,341 | 72,931 | (355,857) | 34,269 | 4,332,404 |
| Retained earnings (deficit) | 1,723,752 | (14,570) | (60,150) | (1,287,095) | (32,072) | (2,195,352) |
| Cumulative translation adj. | (354,099) | (1,046,166) | | (281,462) | (1,632) | (1,177,232) |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 6,636,008 | 1,005,229 | 12,780 | 455,069 | 6,565 | 3,818,956 |
| Total liabilities and stockholders' equity | 6,616,127 | 2,755,148 | 39,100 | 651,650 | 10,116 | 7,687,820 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor IT Peru Services, Inc. (117) | Nondebtor IT South America, Inc. (123) | Nondebtor IT Korea Services, Inc. (127) | Nondebtor IT Holdings Canada (129) | Nondebtor Roche Ltee Groupe Conseil (130) | Nondebtor IT Russia Services Inc. (133) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | 601 | - | - | 382 | - | 310,411 |
| Accounts receivable | - | 102,285 | - | - | 22,785,000 | 148,680 |
| Allow for doubtful accts | - | - | - | - | - | |
| Deferred income taxes | - | - | - | - | 48,000 | |
| Other receivables | - | - | - | - | 75,000 | |
| Prepaid expenses and other current assets | - | - | - | - | 619,000 | 45,529 |
| Total current assets | 601 | 102,285 | - | 382 | 23,527,000 | 504,619 |
| Property, plant and equipment, at cost | - | - | - | - | 1,711,000 | 20,702 |
| Accumulated depreciation and amortization | - | - | - | - | - | (5,985) |
| Net property, plant and equipment | - | - | - | - | 1,711,000 | 14,717 |
| Cost in excess of net assets of acquired business | - | - | - | - | (18,000) | |
| Investments in affiliate | - | - | - | 5,035,660 | 2,653,000 | |
| Restricted cash | - | - | - | - | - | |
| Deferred Financing Costs | - | - | - | - | - | |
| Other assets | - | - | - | - | - | 8,400 |
| Deferred taxes | - | - | - | 41 | 590,000 | |
| Long-term assets of discontinued operations | - | - | - | - | - | - |
| Total assets | 601 | 102,285 | - | 5,036,083 | 28,463,000 | 527,736 |

e IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor IT Peru Services, Inc. (117) | Nondebtor IT South America, Inc. (123) | Nondebtor IT Korea Services, Inc. (127) | Nondebtor IT Holdings Canada (129) | Nondebtor Roche Ltee Groupe Conseil (130) | Nondebtor IT Russia Services Inc. (133) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | 1,947 | - | - | - | - |
| Accrued wages and related liabilities-unsec | - | - | (89) | - | 1,775,638 | 21,988 |
| Billings in excess of revenues-unsecured | - | - | - | - | 1,636,000 | - |
| Other accrued liabilities-unsecured | (45) | 6,735 | 878 | - | 1,561,171 | 23,112 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | 6,120,000 | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | - | 103 | - | - | 7,888,000 | 69,020 |
| Accrued wages and related liabilities-unsec | - | - | (47) | - | 926,362 | 11,472 |
| Other accrued liabilities-unsecured | (5) | 821 | 107 | - | 190,371 | 2,818 |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - |
| Total current liabilities | (50) | 9,606 | 849 | - | 20,097,543 | 128,411 |
| Long-term debt | - | - | - | - | - | |
| Long-term liabilities of discontinued operations | - | - | - | - | - | |
| Other l-t accrued liabilities-prepetit | - | - | - | - | - | |
| Minority interest in subsidiary | - | - | - | - | 271,000 | |
| Stockholders' Equity: | | | | | | |
| Preferred stock | - | - | - | - | - | |
| Common stock | - | - | - | 1 | 853,000 | |
| Treasury stock | - | - | - | - | - | |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 59,217 | 63,189 | (68,344) | 4,522,993 | 8,928,067 | 333,625 |
| Retained earnings (deficit) | (58,566) | 29,490 | 67,495 | 513,089 | (550,609) | 65,700 |
| Cumulative translation adj. | - | - | - | - | (1,136,000) | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 651 | 92,679 | (849) | 5,036,083 | 8,094,457 | 399,325 |
| Total liabilities and stockholders' equity | 601 | 102,285 | - | 5,036,083 | 28,463,000 | 527,736 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor OWT Hong Kong (135) | 02-10130 IT Environmental and Facilities, Inc. (150) | 02-10158 EMCON (160) | 02-10163 IT Alaska, Inc. (161) | 02-10176 Monterey Landfill Gas Company (162) | 02-10120 Advanced Analytical Solutions, Inc. (163) |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash | (41,922) | - | 35,428 | - | - | 5,066 |
| Accounts receivable | | (1,734,577) | 1,639,024 | 82,249 | 441 | 190,135 |
| Allow for doubtful accts | | - | (59,000) | - | - | - |
| Deferred income taxes | | - | 5,392,753 | - | - | - |
| Other receivables | 66,781 | - | 517,698 | - | - | - |
| Prepaid expenses and other current assets | 5,195 | - | 54,323 | - | - | - |
| Total current assets | 30,054 | (1,734,577) | 7,580,226 | 82,249 | 441 | 195,201 |
| Property, plant and equipment, at cost | | (26,584) | (543,936) | - | - | 24,322 |
| Accumulated depreciation and amortization | | - | (203,510) | - | - | (12,037) |
| Net property, plant and equipment | - | (26,584) | (747,446) | - | - | 12,285 |
| Cost in excess of net assets of acquired business | | - | - | - | - | - |
| Investments in affiliate | 224,333 | 102,000 | 62,372,322 | - | - | - |
| Restricted cash | | - | - | - | - | - |
| Deferred Financing Costs | | - | - | - | - | - |
| Other assets | | (315,000) | 795,599 | - | - | - |
| Deferred taxes | | 7,155,000 | 13,251,731 | - | - | - |
| Long-term assets of discontinued operations | - | - | - | - | - | - |
| Total assets | 254,387 | 5,180,838 | 83,252,431 | 82,249 | 441 | 207,486 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor OWT Hong Kong (135) | 02-10130 IT Environmental and Facilities, Inc. (150) | 02-10158 EMCON (160) | 02-10163 IT Alaska, Inc. (161) | 02-10176 Monterey Landfill Gas Company (162) | 02-10120 Advanced Analytical Solutions, Inc. (163) |
|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | |
| Accounts payable-unsecured | - | - | 835,303 | 251,003 | - | 8,526 |
| Accrued wages and related liabilities-unsec | - | 576,445 | 2,326,519 | - | - | (183) |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | - | (4,047,175) | 239,281 | (22) | 117 | (4,561) |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | |
| Accounts payable-unsecured | 12,940 | 160,090 | 901,714 | 331,100 | 21,055 | (8,249) |
| Accrued wages and related liabilities-unsec | - | 300,735 | 1,213,760 | - | - | (95) |
| Other accrued liabilities-unsecured | - | (493,518) | 29,178 | (3) | 14 | (556) |
| DIP Financing | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - |
| Total current liabilities | 12,940 | (3,503,423) | 5,545,756 | 582,078 | 21,186 | (5,117) |
| Long-term debt | | - | | - | - | - |
| Long-term liabilities of discontinued operations | | - | - | - | - | - |
| Other l-t accrued liabilities-prepetit | | 283,493 | 625,016 | - | - | - |
| Minority interest in subsidiary | | - | - | - | - | - |
| Stockholders' Equity: | | | | | | |
| Preferred stock | | - | - | - | - | - |
| Common stock | 129,091 | - | 44,646,993 | - | - | 168,300 |
| Treasury stock | | - | (2,905,455) | - | - | (600,915) |
| Unearned Compensation-Restricte | | | | | | |
| Additional paid-in capital | 453,077 | 6,986,767 | 34,191,907 | (554,615) | (28,620) | 834,165 |
| Retained earnings (deficit) | (340,720) | 1,414,002 | 1,148,215 | 54,785 | 7,875 | (188,947) |
| Cumulative translation adj. | | - | - | - | - | - |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total stockholders' equity | 241,448 | 8,400,769 | 77,081,660 | (499,829) | (20,745) | 212,603 |
| Total liabilities and stockholders' equity | 254,387 | 5,180,838 | 83,252,431 | 82,249 | 441 | 207,486 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor Wehran Construction (164) | 02-10148 Organic Waste Technologies, Inc. (165) | 02-10156 American Landfill Supply, Inc. (166) | 02-10174 Keystone Recovery, Inc. (167) | 02-10175 LFG Specialties, Inc. (168) | 02-10177 National Earth Products, Inc. (169) | 02-10159 EMCON Industrial Services, Inc. (170) |
|---|---|---|---|---|---|---|---|
| Current Assets: | | | | | | | |
| Cash | - | - | - | 17,394 | | - | 2,52 |
| Accounts receivable | - | 1,401,551 | 597,983 | 506,099 | (42,300) | 1,169,944 | 13,55 |
| Allow for doubtful accts | - | - | (9,728) | - | (23,450) | (46,200) | |
| Deferred income taxes | - | - | - | - | - | - | |
| Other receivables | - | 99,808 | 2,000 | 7,500 | 2,000 | 5,000 | - |
| Prepaid expenses and other current assets | - | 83,292 | 53,645 | - | 470,033 | 1,883 | - |
| *Total current assets* | - | 1,584,651 | 643,900 | 530,993 | 406,283 | 1,130,627 | 16,08 |
| Property, plant and equipment, at cost | - | 4,904,098 | 161,602 | 3,657,438 | - | - | - |
| Accumulated depreciation and amortization | - | (1,395,905) | (79,048) | (161,453) | - | - | - |
| Net property, plant and equipment | - | 3,508,192 | 82,554 | 3,495,986 | - | - | - |
| Cost in excess of net assets of acquired business | - | - | - | - | - | - | - |
| *Investments in affiliate* | - | 570,949 | - | - | - | (72,250) | - |
| Restricted cash | - | - | - | - | - | - | - |
| Deferred Financing Costs | - | - | - | - | - | - | - |
| Other assets | - | 634,451 | - | 77,500 | - | 7,250 | - |
| Deferred taxes | - | - | - | - | - | - | - |
| Long-term assets of discontinued operations | - | - | - | - | - | - | - |
| Total assets | - | 6,298,242 | 726,453 | 4,104,479 | 406,283 | 1,065,627 | 16,082 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor Wehran Construction (164) | 02-10148 Organic Waste Technologies, Inc. (165) | 02-10156 American Landfill Supply, Inc. (166) | 02-10174 Keystone Recovery, Inc. (167) | 02-10175 LFG Specialties, Inc. (168) | 02-10177 National Earth Products, Inc. (169) | 02-10159 EMCON Industrial Services, Inc. (170) |
|---|---|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | | | |
| Accounts payable-unsecured | - | 137,582 | 84,255 | - | 5 | 804,683 | 2,525 |
| Accrued wages and related liabilities-unsec | - | 41,642 | 7,397 | 1,288 | - | 6,572 | 543 |
| Billings in excess of revenues-unsecured | - | - | - | - | - | - | - |
| Other accrued liabilities-unsecured | (1,331) | (118,730) | (43,008) | (397,834) | (47,949) | (95,946) | 32,343 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - | - |
| Current Liabilities (Postpetition): | | | | | | | |
| Accounts payable-unsecured | 50 | 105,595 | 86,865 | 99,991 | 10,712 | 579,629 | 4,111 |
| Accrued wages and related liabilities-unsec | - | 21,725 | 3,859 | 672 | - | 3,428 | 284 |
| Other accrued liabilities-unsecured | (162) | (14,478) | (5,244) | (48,512) | (5,847) | (11,700) | 3,944 |
| DIP Financing | | | | | | | |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - | - | - |
| Net current liabilities of discontinued operations | - | - | - | - | - | - | - |
| Total current liabilities | (1,443) | 173,337 | 134,124 | (344,396) | (43,078) | 1,286,666 | 43,750 |
| | | | | | | | |
| Long-term debt | - | - | - | - | - | - | - |
| Long-term liabilities of discontinued operations | - | - | - | - | - | - | - |
| Other l-t accrued liabilities-prepetit | - | - | - | - | - | - | - |
| Minority interest in subsidiary | - | - | - | - | - | - | - |
| | | | | | | | |
| Stockholders' Equity: | | | | | | | |
| Preferred stock | - | - | - | - | - | - | - |
| Common stock | 400 | 307,987 | 27,778 | 20,000 | 2,000 | 50,100 | 100,000 |
| Treasury stock | - | - | - | - | - | - | - |
| Unearned Compensation-Restricte | | | | | | | |
| Additional paid-in capital | 1,043 | 4,037,114 | (930,813) | 838,209 | (555,984) | 6,092,625 | (277,005 |
| Retained earnings (deficit) | | 1,779,805 | 1,495,364 | 3,590,666 | 1,003,345 | (6,363,764) | 149,337 |
| Cumulative translation adj. | - | - | - | - | - | - | - |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total stockholders' equity | 1,443 | 6,124,906 | 592,330 | 4,448,875 | 449,361 | (221,038) | (27,667 |
| Total liabilities and stockholders' equity | - | 6,298,242 | 726,453 | 4,104,479 | 406,283 | 1,065,627 | 16,082 |

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor So Glen Gas Co. LLC (171) | Nondebtor Bellefontaine Leachate Services LLC (172) | Nondebtor ET Environmental LLC (174) | Consol. Elimination Entries | 02-10118 Consolidated The IT Group, Inc. |
|---|---|---|---|---|---|
| Current Assets: | | | | | |
| Cash | 25,723 | 40,404 | | (249,349) | 43,576,856 |
| Accounts receivable | 54,117 | 79,083 | - | (233,248) | 400,092,672 |
| Allow for doubtful accts | | | | - | (21,456,686) |
| Deferred income taxes | | | | | (0) |
| Other receivables | | - | | | 5,518,396 |
| Prepaid expenses and | | | | | - |
| other current assets | | | | (5,754) | 41,921,905 |
| Total current assets | 79,841 | 119,487 | - | (488,351) | 469,653,145 |
| Property, plant and | | | | | |
| equipment, at cost | 2,592,882 | 759,133 | | (1,706,652) | 122,843,453 |
| Accumulated depreciation | | | | | - |
| and amortization | (63,485) | (205,800) | | 1,706,652 | (62,347,404) |
| Net property, plant and equipment | 2,529,397 | 553,333 | - | - | 60,496,049 |
| Cost in excess of net assets | | | | | |
| of acquired business | | | | - | 537,835 |
| Investments in affiliate | | | 799,837 | (576,523,011) | 13,370,848 |
| Restricted cash | | | | | - |
| Deferred Financing Costs | | | | - | - |
| Other assets | | | | 2,478 | 6,353,359 |
| Deferred taxes | | | | - | 73,000 |
| Long-term assets of | | | | | - |
| discontinued operations | | | | - | 37,004,151 |
| Total assets | 2,609,238 | 672,820 | 799,837 | (577,008,884) | 587,488,386 |

6/3/02

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

The IT Group, Inc.
Consolidating Balance Sheet by Company
March 29, 2002

| | Nondebtor So Glen Gas Co. LLC (171) | Nondebtor Bellefontaine Leachate Services LLC (172) | Nondebtor ET Environmental LLC (174) | Consol. Elimination Entries | 02-10118 Consolidated The IT Group, Inc. |
|---|---|---|---|---|---|
| Current Liabilities (Prepetition): | | | | | |
| Accounts payable-unsecured | 2,191 | - | - | - | 121,761,976 |
| Accrued wages and related liabilities-unsec | - | - | - | 1,434 | 23,271,298 |
| Billings in excess of revenues-unsecured | - | - | - | - | 39,138,198 |
| Other accrued liabilities-unsecured | (556,773) | (223) | (246) | (4,507) | 49,794,373 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | 256,754,671 |
| Long-term debt due within 1 year-secured | - | - | - | - | 496,931,669 |
| Current Liabilities (Postpetition): | | | | | |
| Accounts payable-unsecured | 34,012 | 13,340 | - | (2,020,281) | 105,731,375 |
| Accrued wages and related liabilities-unsec | - | - | - | 748 | 12,140,794 |
| Other accrued liabilities-unsecured | (67,894) | (27) | (30) | (550) | 6,096,733 |
| DIP Financing | | | | | 68,949,666 |
| Long-term debt due within 1 year-unsecure | - | - | - | - | - |
| Long-term debt due within 1 year-secured | - | - | - | - | - |
| Net current liabilities of discontinued operations | | | | - | 1,511,554 |
| Total current liabilities | (588,463) | 13,090 | (276) | (2,023,156) | 1,182,082,306 |
| | | | | | |
| Long-term debt | | | | | |
| Long-term liabilities of discontinued operations | | | | | - |
| Other l-t accrued liabilities-prepetit | | | | - | 6,521,859 |
| Minority interest in subsidiary | | | | 459,959 | 805,144 |
| | | | | | |
| Stockholders' Equity: | | | | | |
| Preferred stock | | | | | 6,665,152 |
| Common stock | | | | (60,043,594) | 236,814 |
| Treasury stock | | | | 33,340,346 | (4,866,900) |
| Unearned Compensation-Restricte | | | | | (566,941) |
| Additional paid-in capital | 3,166,649 | 816,643 | (2,937,576) | (536,720,179) | 350,157,093 |
| Retained earnings (deficit) | 31,051 | (156,913) | 3,737,689 | (12,867,130) | (945,931,188) |
| Cumulative translation adj. | | | | 844,870 | (7,614,953) |

| | | | | | |
|---|---|---|---|---|---|
| Total stockholders' equity | 3,197,700 | 659,730 | 800,113 | (575,445,687) | (601,920,923) |
| Total liabilities and | | | | | - |
| stockholders' equity | 2,609,238 | 672,820 | 799,837 | (577,008,884) | 587,488,386 |

LandBank, Inc.
Consolidating Balance Sheet
March 31, 2002

| | Consolidated LandBank, Inc. (02-10143) | Consolidating | Unconsolidated LandBank, Inc. (02-10143) | LandBank Environmental Properties, LLC (02-10141) | LandBank Remediation Corporation (02-10142) | Kato Road, LLC (02-10173) | Submerged Lands, LLC (02-10183) | Marconi Wartburg, LLC (02-10145) | Whippany Venture I, LLC (02-10154) | KIP I, LLC (02-10137) | Olay Mesa Ventures I, LLC (02-10149) | H L Newhall, LLC Nondebtors | Raritan Venture I, LLC (02-10151) | Jernee Mill Road, LLC (02-10136) | U S Wetland Services, LLC (02-10153) | Millstone River Wetlands Services, Inc (02-10146) | Woodbury Creek, Inc. (02-10187) | Skeba Joint Venture (02-10148) | Chimento Wetlands, LLC Nondebtors | Northeast Restoration Company, LLC (02-10147) | Empire State I, LLC (02-10122) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash - Checking Operating | 520,717 | | 438,040 | 69 | 375 | 258 | | | 191 | 46,478 | 500 | 29,070 | 764 | | 1,050 | 228 | 514 | | | 1,523 | 172 |
| Cash - Operating #3 | 5,000 | | | | | | | | | | | | | | 5,000 | | | | | | |
| Cash - Savings | 305,335 | | 2 | | | 305,333 | | | | | | | | | | | | | | | |
| Accounts Receivable - Trade | 77,612 | | 72,690 | | | | | | | 4,922 | | | | | | | | | | | |
| Notes Receivable | 9,278 | | | | | | | | | | | | | | | | | | | | |
| A/R - Employees | 363 | | 330 | | | | | | | | | | | | 33 | | | | | | |
| Work In Progress - Short Term | 2,729,226 | | 2,713,650 | | | 15,576 | | | | | | | | | | | | | | | |
| Prepaid Insurance | 16,145 | | | | | | | | | 16,145 | | | | | | | | | | | |
| Prepaid Expenses | (21,528) | | (21,528) | | | | | | | | | | | | | | | | | | |
| Total Current Assets | 3,642,148 | 0 | 3,203,184 | 69 | 375 | 321,167 | 0 | 0 | 191 | 67,545 | 500 | 29,070 | 764 | 0 | 6,083 | 228 | 514 | 0 | 0 | 1,523 | 172 |
| Work In Progress - Long Term | 30,338,282 | | | | | | | | 3,271,147 | 5,321,190 | 6,090,903 | 591,585 | 5,473,853 | (148,439) | 330,608 | 3,735,730 | 3,595,103 | 1,534,900 | 3,603 | 595 | 1,170,707 |
| Accumulated depreciation | (132,000) | | | | | | | | | (132,000) | | | | | | | | | | | |
| Computer Equipment | 97,388 | | 90,211 | | | | | | | | | | | | 7,177 | | | | | | |
| Field Equipment | 32,380 | | | | | | | | | | | | | | 32,380 | | | | | | |
| Office Equipment | 94,032 | | 94,032 | | | | | | | | | | | | | | | | | | |
| Accumulated Depreciation | (143,007) | | (110,958) | | | | | | | | | | | | (32,049) | | | | | | |
| Organization costs | 10,518 | | 10,518 | | | | | | | | | | | | | | | | | | |
| Accumulated Amortization | (10,518) | | (10,518) | | | | | | | | | | | | | | | | | | |
| Leasehold Improvements | 5,201 | | 5,201 | | | | | | | | | | | | | | | | | | |
| Acc. Amort. L/H Improvement | (1,825) | | (1,825) | | | | | | | | | | | | | | | | | | |
| Deposits | 6,265 | | 6,265 | | | | | | | | | | | | | | | | | | |
| Interco A/R - consolidated | 0 | (18,685,509) | 16,815,546 | | | 970,680 | | | | | | | | | (657,062) | 1,984,367 | (1,248,365) | (415,467) | 334,523 | (1,400,713) | (184,350) |
| *Interco A/R - Hercules, LLC* | (44,072) | | (44,072) | | | | | | | | | | | | | | | | | | |
| Interco A/R - Metuchen I LLC | 848,037 | | 848,037 | | | | | | | | | | | | | | | | | | |
| Interco A/R - Upper Lake Merritt, LLC | (28,042) | | (28,042) | | | | | | | | | | | | | | | | | | |
| Interco A/R - NE Plaza Venture I, LLC | 491,492 | | 493,492 | | | | | | | | | | (2,000) | | | | | | | | |
| Interco A/R- Ontario Venture I, LLC | (99,245) | | (99,245) | | | | | | | | | | | | | | | | | | |
| A/R & Equity in Investee Earnings | 365,203 | 1,963,927 | (1,598,724) | | | | | | | | | | | | | | | | | | |
| *Costs in Excess of Net Assets* | 0 | | 0 | | | | | | | | | | | | | | | | | | |
| Accumulated Amortization | 0 | | 0 | | | | | | | | | | | | | | | | | | |
| Total long-term assets | 31,828,089 | (14,721,582) | 16,469,918 | 0 | 0 | 970,680 | 0 | 0 | 3,271,147 | 5,189,190 | 6,090,903 | 591,585 | 5,471,853 | (148,439) | (318,946) | 5,720,097 | 2,348,738 | 1,119,433 | 338,126 | (1,400,118) | 986,357 |
| Total assets | 35,470,237 | (14,721,582) | 19,873,102 | 69 | 375 | 1,291,847 | 0 | 0 | 3,271,338 | 5,256,735 | 6,091,403 | 620,655 | 5,472,617 | (148,439) | (312,863) | 5,720,323 | 2,349,252 | 1,119,433 | 338,126 | (1,398,595) | 986,529 |
| LIABILITIES NOT SUBJECT TO COMPROMISE *(POST-PETITION)* | | | | | | | | | | | | | | | | | | | | | |
| Accounts Payable-Trade | 201,916 | | 10,817 | | | | | | 7,035 | 21,668 | 34,124 | 177 | 113,892 | | 1,918 | 582 | 776 | | | | 3,071 |
| Accounts Payable-Manual Accrual | 552,131 | | 548,691 | | | | | | | 3,440 | | | | | | | | | | | |
| Accrued Property Taxes Payable | 23,273 | | | | | | | | | 23,273 | | | | | | | | | | | |
| Retainage Payable | 252,633 | | | | | | | | 103,228 | 149,405 | | | | | | | | | | | |
| | 1,029,953 | 0 | 559,508 | 0 | 0 | 0 | 0 | 0 | 110,263 | 197,786 | 34,124 | 177 | 113,892 | 0 | 1,918 | 582 | 776 | 0 | 0 | 0 | 3,071 |
| LIABILITIES SUBJECT TO COMPROMISE (PRE-PETITION) | | | | | | | | | | | | | | | | | | | | | |
| Accounts Payable-Trade | 583,171 | 4,925 | 180,053 | | | 649 | | | 401 | 164,389 | 19,471 | 1,692 | 123,097 | 2,202 | 61,495 | 0 | 6,824 | | 0 | 0 | 13,933 |
| Accounts Payable-Manual Accrual | 168,588 | | | | | | | | | 11,568 | | | | | | | | | 157,000 | | |
| P/R tax payable - SUTA | 0 | | | | | | | | | | | | | | | | | | | | |
| P/R tax payable - 401K | 0 | | 0 | | | | | | | | | | | | | | | | | | |
| Accrued Interest Payable | 362,509 | | 12,987 | | | | | | 349,522 | | | | | | | | | | | | |
| Accrued Property Taxes Payable | 37,210 | | | | | | | | | 37,210 | | | | | | | | | | | |
| Taxes Payable (2630, 2650, 2660) | (436,771) | | (436,771) | | | | | | | | | | | | | | | | | | |
| Security Deposits | 25,000 | | | | | | | | | 25,000 | | | | | | | | | | | |
| Retainage Payable | 0 | | | | | | | | | | | | | | | | | | | | |
| Deferred Revenue | 80,000 | | 62,000 | | | 18,000 | | | | | | | | | | | | | | | |
| Notes Payable | 0 | | | | | | | | 1,999,724 | 1,892,291 | | | | | 10,832 | | | | | | |
| Notes Payable - Third Party | 3,902,647 | | | | | | | | | | | | | | | | | | | | |
| *Capital Lease* | 4,975 | | 4,975 | | | | | | | | | | | | | | | | | | |
| Intercompany Payable - LB | (0) | (15,963,234) | 515,538 | 3,155 | 566 | | 10,512 | (430,469) | 514,103 | 2,212,360 | 5,544,809 | 616,072 | 2,812,734 | (150,842) | 2,754,152 | 1,155,474 | 219,626 | 1,119,433 | 287,668 | (1,400,168) | 988,989 |
| Intercompany Payable - IT | 0 | | | | | | | | | | | | | | | | | | | | |
| Total long-term liabilities | 4,727,329 | (15,958,309) | 338,781 | 3,155 | 566 | 18,849 | 10,512 | (430,469) | 2,883,750 | 4,342,838 | 5,564,280 | 617,764 | 2,935,831 | (148,640) | 2,826,279 | 1,155,474 | 226,450 | 1,119,433 | 444,668 | (1,400,166) | 982,922 |
| Total liabilities | 5,757,282 | (15,958,309) | 898,290 | 3,155 | 566 | 18,849 | 10,512 | (430,469) | 2,974,013 | 4,540,624 | 5,598,404 | 617,941 | 3,049,723 | (148,640) | 2,828,197 | 1,158,056 | 227,226 | 1,119,433 | 444,668 | (1,400,166) | 985,993 |
| Common Stock | 5,000 | (300,375) | 5,000 | | 375 | | | | | | | | | | 300,000 | | | | | | |
| Additional Paid-In Capital/Interco to IT | 25,895,895 | 1,923,793 | 20,930,864 | 8,839 | | 54,632 | | 122 | 297,325 | 412,273 | 492,999 | 2,714 | 2,422,694 | 201 | (3,021,287) | 2,057,414 | 287,614 | | 20,675 | 1,571 | 536 |
| Retained Earnings (deficit) | 3,812,060 | (386,691) | (2,181,052) | (11,925) | (566) | 1,218,366 | (10,512) | 430,347 | | 303,838 | | | | | (419,793) | 2,506,853 | 1,834,412 | | (127,217) | | |
| Total Equity | 29,712,955 | 1,236,727 | 18,774,812 | (3,086) | (191) | 1,272,998 | (10,512) | 430,469 | 297,325 | 716,111 | 492,999 | 2,714 | 2,422,894 | 201 | (3,141,060) | 4,564,267 | 2,122,026 | 0 | (106,542) | 1,571 | 536 |
| Total liabilities and equity | 35,470,237 | (14,721,582) | 19,873,102 | 69 | 375 | 1,291,847 | 0 | 0 | 3,271,338 | 5,256,735 | 6,091,403 | 620,655 | 5,472,617 | (148,439) | (312,883) | 5,720,323 | 2,349,252 | 1,119,433 | 338,126 | (1,398,595) | 986,529 |
| Doublecheck | 0 | (0) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

LandBank, Inc.
Consolidating Balance Sheet
March 31, 2002

| | Empire State II, LLC (02-10123) | The Dorchester Group, LLC (02-10152) | 37-02 College Point Boulevard, LLC (02-10119) |
|---|---|---|---|
| Cash - Checking Operating | 640 | 469 | 378 |
| Cash - Operating #3 | | | |
| Cash - Savings | | | |
| Accounts Receivable - Trade | | | |
| Notes Receivable | 9,278 | | |
| A/R - Employees | | | |
| Work In Progress - Short Term | | | |
| Prepaid Insurance | | | |
| Prepaid Expenses | | | |
| Total Current Assets | 9,918 | 469 | 378 |
| | | | |
| Work In Progress - Long Term | 472,062 | 190,577 | (1,297,842) |
| Accumulated depreciation | | | |
| Computer Equipment | | | |
| Field Equipment | | | |
| Office Equipment | | | |
| Accumulated Depreciation | | | |
| Organization costs | | | |
| Accumulated Amortization | | | |
| Leasehold Improvements | | | |
| Acc. Amort. L/H Improvement | | | |
| Deposits | | | |
| Interco A/R - consolidated | (210,150) | (385,400) | 1,079,900 |
| Interco A/R - Hercules, LLC | | | |
| Interco A/R - Metuchen I LLC | | | |
| Interco A/R - Upper Lake Merritt, LLC | | | |
| Interco A/R - NE Plaza Venture I, LLC | | | |
| Interco A/R- Ontario Venture I, LLC | | | |
| A/R & Equity in Investee Earnings | | | |
| Costs in Excess of Net Assets | | | |
| Accumulated Amortization | | | |
| Total long-term assets | 261,912 | (194,823) | (217,942) |
| | | | |
| Total assets | 271,830 | (194,354) | (217,564) |
| | | | |
| LIABILITIES NOT SUBJECT TO COMP | | | |
| | | | |
| Accounts Payable-Trade | 3,805 | 4,051 | |
| Accounts Payable-Manual Accrual | | | |
| Accrued Property Taxes Payable | | | |
| Retainage Payable | | | |
| | 3,805 | 4,051 | 0 |
| | | | |
| LIABILITIES SUBJECT TO COMPROM | | | |
| | | | |
| Accounts Payable-Trade | 3,596 | 192 | 52 |
| Accounts Payable-Manual Accrual | | | |
| P/R tax payable - SUTA | | | |
| P/R tax payable - 401K | | | |
| Accrued Interest Payable | | | |
| Accrued Property Taxes Payable | | | |
| Taxes Payable (2630, 2650, 2660) | | | |
| Security Deposits | | | |
| Retainage Payable | | | |
| Deferred Revenue | | | |
| Notes Payable | | | |
| Notes Payable - Third Party | | | |
| Capital Lease | | | |
| Intercompany Payable - LB | 263,893 | (199,947) | (854,426) |
| Intercompany Payable - IT | | | |
| Total long-term liabilities | 267,489 | (199,755) | (854,374) |
| | | | |
| Total liabilities | 271,294 | (195,704) | (854,374) |
| | | | |
| Common Stock | | | |
| Additional Paid-In Capital/Interco to IT | 536 | 1,350 | 810 |
| Retained Earnings (deficit) | | | 836,000 |
| Total Equity | 536 | 1,350 | 636,810 |
| | | | |
| Total liabilities and equity | 271,830 | (194,354) | (217,564) |
| | | | |
| Doublecheck | 0 | 0 | 0 |

# THE IT GROUP,INC.
## CONSOLIDATING STATEMENT OF INCOME BY COMPANY (1)
## FOR THE MARCH 2, 2002 THRU MARCH 29, 2002

| | 02-10118 | 02-10165 | 02-10143 | 02-10162 | 02-10150 | 02-10181 | Non Debtor | 02-10131 | 02-10135 | 02-10171 |
|---|---|---|---|---|---|---|---|---|---|---|
| | 900 | 1 | 15 | 18 | 19 | 20 | 23 | 38 | 46 | 50 |
| | | IT | | IT | IT | IT | IT Davy | IT Intl | Iron | JSC |
| | ITC | Corp. | Landbank | Gradient | PHR | PEG | Sikes | Operations | Mountain | JSC |
| Revenues | - | 40,653,920 | 149,693 | 2,140 | (1,853) | 281,626 | - | (1,819) | (8,852) | 127,096 |
| Cost and expenses: | - | - | - | - | - | - | - | - | - | - |
| Cost of revenues | - | 43,725,353 | 187,029 | 1,214 | 90,334 | 306,261 | - | (1,462) | (9,968) | 141,487 |
| Selling, general and admin expense | - | 2,695,453 | - | - | - | 18 | - | - | - | - |
| Operating loss | - | (5,766,886) | (37,336) | 926 | (92,187) | (24,653) | - | (357) | 1,116 | (14,391) |
| Interest expense, net | 189,939 | (81,766) | 8,150 | - | - | - | - | - | - | - |
| Loss before reorganization items | (189,939) | (5,685,120) | (45,486) | 926 | (92,187) | (24,653) | - | (357) | 1,116 | (14,391) |
| Reorganization items (2): | - | - | - | - | - | - | - | - | - | - |
| Professional fees | - | 189,000 | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | 2,796,000 | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (189,939) | (8,670,420) | (45,486) | 926 | (92,187) | (24,653) | - | (357) | 1,116 | (14,391) |
| Provsion (benefit) for income taxes (3) | - | - | - | - | - | - | - | - | - | - |
| Net loss | (189,939) | (8,670,420) | (45,486) | 926 | (92,187) | (24,653) | - | (357) | 1,116 | (14,391) |
| Less: preferred dividends in arrears | 489,000 | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (678,939) | (8,670,420) | (45,486) | 926 | (92,187) | (24,653) | - | (357) | 1,116 | (14,391) |

Notes:

(1) The following entities were inactive and did not report any income or expenses during the reporting period:
Benecia North Gateway 02-10157, IT Baker 02-10164, Lake Herman Road 02-10167, IT Vine Hill 02-10168, N. Cal. Dev. 02-10178, UPIC-Non Debtor, IT Europe ltd-Non Debtor, IT Mcgill Pollution control Serv- Non Debtor,IT C&V Ops. 02-10128, Evergreen Acq. 02-10125, E3 02-10160, OHM Rem. Ser. Canada-Non Debtor, IT Int'l Invest. 02-10132, IT Holdings Canada-Non Debt Wehran Construction-Non Debtor,Landbank Acq. I LLC 02-10138, Land bank Acq. II LLC 02-10139, Landbank Acq. III LLC 02-10140, IT-Tulsa Holdings 02-10169,N. Carolina 02-10166, IT Invest. Holdings 02-10134,IT Int'l Ops 02-10133, E-Com 02-10121 Landbank Wetlands LLC 02-10144, Wycolff's Mills LLC 02-10155

(2) Professional fees associated with Bankruptcy estate and writeoff of A/R associated with rejected projects.

(3) Assumes each entity at a tax rate of 0.0%



The following entities were inactive and did not report any income or expenses during the reporting period: Benecia North Gateway 02-10157,

# THE IT GROUP,INC.
## CONSOLIDATING STATEMENT OF INCOME BY COMPANY (1)
## FOR THE MARCH 2, 2002 THRU MARCH 29, 2002

| | 02-10182<br>51<br>JSC<br>Sielk | 02-10172<br>53<br>JSC<br>Int'l | 02-10170<br>55<br>ITG | 02-10184<br>58<br>W&HP | 02-10180<br>75<br>Remed<br>Serv | 02-10179<br>78<br>OHM<br>Parent | Separate<br>Bankruptcy<br>79<br>Beneco | 02-10126<br>100<br>GTI<br>Corp | 02-10161<br>101<br>GTI<br>FDESI |
|---|---|---|---|---|---|---|---|---|---|
| Revenues | (20) | 174,113 | 372,736 | 322,131 | 2,402,764 | - | 8,446,585 | 4,287,423 | 27,291 |
| Cost and expenses: | - | - | - | - | - | - | - | - | - |
| Cost of revenues | (72) | 129,708 | 421,547 | 403,369 | 2,568,939 | - | 10,352,785 | 3,999,129 | 155,404 |
| Selling, general and admin expense | - | - | - | - | 41 | - | 545,309 | - | - |
| Operating loss | 52 | 44,406 | (48,812) | (81,238) | (166,216) | - | (2,451,508) | 288,294 | (128,113) |
| Interest expense, net | - | - | - | - | - | - | 176,719 | (1,060) | - |
| Loss before reorganization items | 52 | 44,406 | (48,812) | (81,238) | (166,216) | - | (2,628,227) | 289,354 | (128,113) |
| Reorganization items (2): | - | - | - | - | - | - | - | - | - |
| Professional fees | - | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | - |
| Net loss before income taxes | 52 | 44,406 | (48,812) | (81,238) | (166,216) | - | (2,628,227) | 289,354 | (128,113) |
| Provsion (benefit) for income taxes (3) | - | - | - | - | - | - | - | - | - |
| Net loss | 52 | 44,406 | (48,812) | (81,238) | (166,216) | - | (2,628,227) | 289,354 | (128,113) |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | 52 | 44,406 | (48,812) | (81,238) | (166,216) | - | (2,628,227) | 289,354 | (128,113) |



The following entities were inactive and did not report any income or expenses during the reporting period: Benecia North Gateway 02-10157,

# THE IT GROUP,INC.
## CONSOLIDATING STATEMENT OF INCOME BY COMPANY (1)
## FOR THE MARCH 2, 2002 THRU MARCH 29, 2002

| | Non Debtor | Non Debtor | Non Debtor | Non Debtor | Non Debtor | Non Debtor | Non Debtor | Non Debtor |
|---|---|---|---|---|---|---|---|---|
| | 106 | 107 | 108 | XXX | 114 | 117 | 123 | 127 |
| | GTI | IT - Infra | GTI | IT | GTI | IT | IT | IT |
| | Italy | Germany | UK | CZ Serv | Austr | Peru | S.America | Korea |
| Revenues | 236,146 | 20,461 | 69,271 | - | 539,882 | - | 48,902 | - |
| Cost and expenses: | - | - | - | - | - | - | - | - |
| Cost of revenues | 248,811 | 23,172 | 94,150 | 2,095 | 485,892 | 58,566 | 70,507 | (5,667) |
| Selling, general and admin expense | - | - | - | - | 6,491 | - | - | - |
| | - | - | - | - | - | - | - | - |
| Operating loss | (12,664) | (2,711) | (24,879) | (2,095) | 47,499 | (58,566) | (21,604) | 5,667 |
| | - | - | - | - | - | - | - | - |
| Interest expense, net | 442 | - | (194) | - | 3,320 | - | - | - |
| | - | - | - | - | - | - | - | - |
| Loss before reorganization items | (13,107) | (2,711) | (24,684) | (2,095) | 44,179 | (58,566) | (21,604) | 5,667 |
| | - | - | - | - | - | - | - | - |
| Reorganization items (2): | - | - | - | - | - | - | - | - |
| Professional fees | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (13,107) | (2,711) | (24,684) | (2,095) | 44,179 | (58,566) | (21,604) | 5,667 |
| | - | - | - | - | - | - | - | - |
| Provsion (benefit) for income taxes (3) | - | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - | - |
| Net loss | (13,107) | (2,711) | (24,684) | (2,095) | 44,179 | (58,566) | (21,604) | 5,667 |
| | - | - | - | - | - | - | - | - |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (13,107) | (2,711) | (24,684) | (2,095) | 44,179 | (58,566) | (21,604) | 5,667 |



The following entities were inactive and did not report any income or expenses during the reporting period: Benecia North Gateway 02-10157,

# THE IT GROUP,INC.
## CONSOLIDATING STATEMENT OF INCOME BY COMPANY (1)
## FOR THE MARCH 2, 2002 THRU MARCH 29, 2002

| | Non Debtor | Non Debtor | Non Debtor | 02-10130 | 02-10158 | 02-10163 | 02-10176 | 02-10120 | 02-10148 |
|---|---|---|---|---|---|---|---|---|---|
| | 130 | 133 | 135 | 150 | 160 | 161 | 162 | 163 | 165 |
| | | IT | OWT | | EMCON | EMCON | EMCON | EMCON | EMCON |
| | Roche | RUSSIA | HongKong | EFM | PSD | Alaska | Mont. Landf | Advan.Analit | OWT |
| Revenues | 6,592,252 | 172,140 | 29,764 | 1,571 | 456,288 | (1) | - | (19,354) | 433,806 |
| Cost and expenses: | - | - | - | - | - | - | - | - | - |
| Cost of revenues | 6,160,424 | 139,890 | 37,238 | - | 608,272 | 3,826 | - | 28,523 | 306,844 |
| Selling, general and admin expense | 214,868 | - | - | - | - | - | - | - | - |
| Operating loss | 216,960 | 32,250 | (7,474) | 1,571 | (151,983) | (3,826) | - | (47,877) | 126,962 |
| Interest expense, net | 34,758 | - | - | - | - | - | - | - | 1,726 |
| Loss before reorganization items | 182,202 | 32,250 | (7,474) | 1,571 | (151,983) | (3,826) | - | (47,877) | 125,236 |
| Reorganization items (2): | - | - | - | - | - | - | - | - | - |
| Professional fees | - | - | - | - | - | - | - | - | - |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | - |
| Net loss before income taxes | 182,202 | 32,250 | (7,474) | 1,571 | (151,983) | (3,826) | - | (47,877) | 125,236 |
| Provsion (benefit) for income taxes (3) | - | - | - | - | - | - | - | - | - |
| Net loss | 182,202 | 32,250 | (7,474) | 1,571 | (151,983) | (3,826) | - | (47,877) | 125,236 |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | 182,202 | 32,250 | (7,474) | 1,571 | (151,983) | (3,826) | - | (47,877) | 125,236 |



The following entities were inactive and did not report any income or expenses during the reporting period: Benecia North Gateway 02-10157,

THE IT GROUP,INC.
CONSOLIDATING STATEMENT OF INCOME BY COMPANY (1)
FOR THE MARCH 2, 2002 THRU MARCH 29, 2002

| | 02-10156<br>166<br>EMCON<br>ALS | 02-10174<br>167<br>EMCON<br>Keystone Recov | 02-10175<br>168<br>EMCON<br>LFG Spec | 02-10177<br>169<br>EMCON<br>Nat'l Earth | 02-10159<br>170<br>EMCON<br>Indust Serv | Non Debtor<br>171<br>EMCON<br>SoGlen Gas | Non Debtor<br>172<br>EMCON<br>Bellefontaine | Non Debtor<br>174<br>EMCON<br>ET jv | Total |
|---|---|---|---|---|---|---|---|---|---|
| Revenues | 25,282 | 233,220 | (3) | 204,156 | 1,901 | 64,545 | 19,771 | - | 66,365,000 |
| Cost and expenses: | - | - | - | - | - | - | - | - | - |
| Cost of revenues | 40,094 | 74,166 | 981 | 183,937 | 301 | 60,757 | 18,008 | 91,891 | 71,203,796 |
| Selling, general and admin expense | - | - | - | - | - | - | - | - | 3,462,204 |
| | - | - | - | - | - | - | - | - | - |
| Operating loss | (14,812) | 159,053 | (984) | 20,220 | 1,600 | 3,788 | 1,762 | (91,891) | (8,301,000) |
| | - | - | - | - | - | - | - | - | - |
| Interest expense, net | - | - | - | - | - | - | - | - | 332,000 |
| | - | - | - | - | - | - | - | - | - |
| Loss before reorganization items | (14,812) | 159,053 | (984) | 20,220 | 1,600 | 3,788 | 1,762 | (91,891) | (8,633,001) |
| | - | - | - | - | - | - | - | - | - |
| Reorganization items (2): | - | - | - | - | - | - | - | - | - |
| Professional fees | - | - | - | - | - | - | - | - | 189,000 |
| Provision for rejected contracts | - | - | - | - | - | - | - | - | 2,796,000 |
| | - | - | - | - | - | - | - | - | - |
| Net loss before income taxes | (14,812) | 159,053 | (984) | 20,220 | 1,600 | 3,788 | 1,762 | (91,891) | (11,618,001) |
| | - | - | - | - | - | - | - | - | - |
| Provsion (benefit) for income taxes (3) | - | - | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - | - | - |
| Net loss | (14,812) | 159,053 | (984) | 20,220 | 1,600 | 3,788 | 1,762 | (91,891) | (11,618,001) |
| | - | - | - | - | - | - | - | - | - |
| Less: preferred dividends in arrears | - | - | - | - | - | - | - | - | 489,000 |
| | - | - | - | - | - | - | - | - | - |
| Net loss applicable to common stock | (14,812) | 159,053 | (984) | 20,220 | 1,600 | 3,788 | 1,762 | (91,891) | (12,107,001) |



The following entities were inactive and did not report any income or expenses during the reporting period: Benecia North Gateway 02-10157,

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | Consolidated LandBank, Inc. | Consolidating | LB (02-10143) | LBEP (02-10141) |
|---|---|---|---|---|---|
| | **Income** | | | | |
| 4010 | Management Fee Income | 17,708 | | 17,708 | |
| 4015 | Consulting Income | 7,090 | | 7,090 | |
| 4017 | Insurance Recovery | 0 | | | |
| 4020 | Remediation Management Fee | 28,890 | | 26,890 | |
| 4030 | Rental Income | 40,775 | | | |
| 4035 | Expense Reimbursements | 26,369 | | | |
| | | 118,832 | 0 | 51,688 | 0 |
| | **Cost of sales** | | | | |
| 5010 | Cost of Management Fee | 5,363 | | 5,363 | |
| 5015 | Cost of Consulting | (696) | | (696) | |
| 5017 | Cost of Remediation Management | (1,004) | | (1,004) | |
| 5018 | Cost of Insurance Recovery | 5,916 | | 5,916 | |
| 5020 | Property operating expenses | 24,500 | | | |
| 5025 | Depreciation expense | 20,000 | | | |
| | Total cost of sales | 54,079 | 0 | 9,579 | 0 |
| | Gross margin | 64,753 | 0 | 42,109 | 0 |
| | **Expenses** | | | | |
| 6001 | Accounting | 21,450 | | 21,450 | |
| 6005 | Amortization Expense | 222 | | 222 | |
| 6014 | Bad debts | 0 | | | |
| 6015 | Bank Charges | 63 | | 63 | |
| 6020 | Charitable contributions | 0 | | | |
| 6025 | Consulting expense | 0 | | | |
| 6027 | Conferences & Seminars | 645 | | 645 | |
| 6030 | Depreciation Expense | 3,815 | | 2,856 | |
| 6035 | Dues & Subscriptions | 30 | | 30 | |
| 6040 | Insurance - business | 0 | | | |
| 6050 | Insurance - Health | 9,667 | | 9,667 | |
| 6055 | Insurance - Life | 4,504 | | 4,504 | |
| 6060 | Insurance - O & D | (1,891) | | | |
| 6070 | Legal | 2,681 | | 292 | |
| 6075 | Licenses & permits | 0 | | | |
| 6085 | Meals & Entertainment | 650 | | 650 | |
| 6090 | Miscellaneous Expense | 0 | | | |
| 6100 | Office Services | 392 | | 236 | |
| 6105 | Office Supplies | 1,115 | | 1,028 | |
| 6110 | Postage & Freight | 151 | | 102 | |
| 6115 | Rent-Equipment | 765 | | 765 | |
| 6117 | Rent - copy charges | 0 | | | |
| 6120 | Rent-Office | (1,507) | | 9,510 | |
| 6123 | Repairs & maintenance | 617 | | 617 | |
| 6125 | Salaries | 110,400 | | 102,173 | |
| 6127 | Salaries - IT/LB | 7,299 | | 7,299 | |
| 6130 | Overhead - Allocated | (66,648) | | (41,352) | |
| 6135 | Taxes - Other | 69 | | 69 | |
| 6140 | Taxes - Payroll | 8,583 | | 7,845 | |
| 6141 | 401K matching contribution | 1,691 | | 1,691 | |
| 6145 | Telephone | 7,969 | | 6,217 | |
| 6150 | Travel | (172) | | (172) | |
| 7002 | Interest Expense | 8,428 | | 58 | |
| | Total expenses | 120,988 | 0 | 136,465 | 0 |
| | Other income/expense. | | | | |
| 7001 | Interest Income | 278 | | | |
| 7003 | Gain/loss on conveyance | (3,156) | | | |
| 7010 | Equity in investee earnings | 30,861 | | 30,861 | |
| | Total other income/expense | 27,983 | 0 | 30,861 | 0 |
| | Net Income | (28,252) | 0 | (83,495) | 0 |

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | LBRC (02-10142) | KR (02-10173) | SL (02-10183) | MW (02-10145) |
|---|---|---|---|---|---|
| | Income | | | | |
| 4010 | Management Fee Income | | | | |
| 4015 | Consulting Income | | | | |
| 4017 | Insurance Recovery | | | | |
| 4020 | Remediation Management Fee | | | | |
| 4030 | Rental Income | | | | |
| 4035 | Expense Reimbursements | | | | |
| | | 0 | 0 | 0 | 0 |
| | Cost of sales | | | | |
| 5010 | Cost of Management Fee | | | | |
| 5015 | Cost of Consulting | | | | |
| 5017 | Cost of Remediation Management | | | | |
| 5018 | Cost of Insurance Recovery | | | | |
| 5020 | Property operating expenses | | | | |
| 5025 | Depreciation expense | | | | |
| | Total cost of sales | 0 | 0 | 0 | 0 |
| | Gross margin | 0 | 0 | 0 | 0 |
| | Expenses | | | | |
| 6001 | Accounting | | | | |
| 6005 | Amortization Expense | | | | |
| 6014 | Bad debts | | | | |
| 6015 | Bank Charges | | | | |
| 6020 | Charitable contributions | | | | |
| 6025 | Consulting expense | | | | |
| 6027 | Conferences & Seminars | | | | |
| 6030 | Depreciation Expense | | | | |
| 6035 | Dues & Subscriptions | | | | |
| 6040 | Insurance - business | | | | |
| 6050 | Insurance - Health | | | | |
| 6055 | Insurance - Life | | | | |
| 6060 | Insurance - O & D | | | | |
| 6070 | Legal | | | | |
| 6075 | Licenses & permits | | | | |
| 6085 | Meals & Entertainment | | | | |
| 6090 | Miscellaneous Expense | | | | |
| 6100 | Office Services | | | | |
| 6105 | Office Supplies | | | | |
| 6110 | Postage & Freight | | | | |
| 6115 | Rent-Equipment | | | | |
| 6117 | Rent - copy charges | | | | |
| 6120 | Rent-Office | | | | |
| 6123 | Repairs & maintenance | | | | |
| 6125 | Salaries | | | | |
| 6127 | Salaries - IT/LB | | | | |
| 6130 | Overhead - Allocated | | | | |
| 6135 | Taxes - Other | | | | |
| 6140 | Taxes - Payroll | | | | |
| 6141 | 401K matching contribution | | | | |
| 6145 | Telephone | | | | |
| 6150 | Travel | | | | |
| 7002 | Interest Expense | | | | |
| | Total expenses | 0 | 0 | 0 | 0 |
| | Other income/expense: | | | | |
| 7001 | Interest Income | | 278 | | |
| 7003 | Gain/loss on conveyance | | | | |
| 7010 | Equity in investee earnings | | | | |
| | Total other income/expense | 0 | 278 | 0 | 0 |
| | Net Income | 0 | 278 | 0 | 0 |

Date Printed: 6/3/02
Time Printed: 1:11 PM

File: bANKRUPTCY FILINGfor032902.xls
Tab: Landbank 033102 Consol IS

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | WV (02-10154) | KIP (02-10137) | OMV (02-10149) | HLN Nondebtors |
|---|---|---|---|---|---|
| | **Income** | | | | |
| 4010 | Management Fee Income | | | | |
| 4015 | Consulting Income | | | | |
| 4017 | Insurance Recovery | | | | |
| 4020 | Remediation Management Fee | | | | |
| 4030 | Rental Income | | 40,775 | | |
| 4035 | Expense Reimbursements | | 26,369 | | |
| | | 0 | 67,144 | 0 | 0 |
| | **Cost of sales** | | | | |
| 5010 | Cost of Management Fee | | | | |
| 5015 | Cost of Consulting | | | | |
| 5017 | Cost of Remediation Management | | | | |
| 5018 | Cost of Insurance Recovery | | | | |
| 5020 | Property operating expenses | | 24,500 | | |
| 5025 | Depreciation expense | | 20,000 | | |
| | Total cost of sales | 0 | 44,500 | 0 | 0 |
| | Gross margin | 0 | 22,644 | 0 | 0 |
| | **Expenses** | | | | |
| 6001 | Accounting | | | | |
| 6005 | Amortization Expense | | | | |
| 6014 | Bad debts | | | | |
| 6015 | Bank Charges | | | | |
| 6020 | Charitable contributions | | | | |
| 6025 | Consulting expense | | | | |
| 6027 | Conferences & Seminars | | | | |
| 6030 | Depreciation Expense | | | | |
| 6035 | Dues & Subscriptions | | | | |
| 6040 | Insurance - business | | | | |
| 6050 | Insurance - Health | | | | |
| 6055 | Insurance - Life | | | | |
| 6060 | Insurance - O & D | | | | |
| 6070 | Legal | | | | |
| 6075 | Licenses & permits | | | | |
| 6085 | Meals & Entertainment | | | | |
| 6090 | Miscellaneous Expense | | | | |
| 6100 | Office Services | | | | |
| 6105 | Office Supplies | | | | |
| 6110 | Postage & Freight | | | | |
| 6115 | Rent-Equipment | | | | |
| 6117 | Rent - copy charges | | | | |
| 6120 | Rent-Office | | | | |
| 6123 | Repairs & maintenance | | | | |
| 6125 | Salaries | | | | |
| 6127 | Salaries - IT/LB | | | | |
| 6130 | Overhead - Allocated | | | | |
| 6135 | Taxes - Other | | | | |
| 6140 | Taxes - Payroll | | | | |
| 6141 | 401K matching contribution | | | | |
| 6145 | Telephone | | | | |
| 6150 | Travel | | | | |
| 7002 | Interest Expense | | 8,443 | | |
| | Total expenses | 0 | 8,443 | 0 | 0 |
| | Other income/expense: | | | | |
| 7001 | Interest Income | | | | |
| 7003 | Gain/loss on conveyance | | | | |
| 7010 | Equity in investee earnings | | | | |
| | Total other income/expense | 0 | 0 | 0 | 0 |
| | Net income | 0 | 14,201 | 0 | 0 |

Date Printed: 8/3/02
Time Printed: 1:11 PM

File: BANKRUPTCY FILINGfor032902.xls
Tab: Landbank 033102 Consol IS

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | RVI (02-10151) | JM (02-10136) | USWS (02-10153) | MRWS (02-10146) |
|---|---|---|---|---|---|
| | **Income** | | | | |
| 4010 | Management Fee Income | | | | |
| 4015 | Consulting Income | | | | |
| 4017 | Insurance Recovery | | | | |
| 4020 | Remediation Management Fee | | | | |
| 4030 | Rental Income | | | | |
| 4035 | Expense Reimbursements | | | | |
| | | 0 | 0 | 0 | 0 |
| | **Cost of sales** | | | | |
| 5010 | Cost of Management Fee | | | | |
| 5015 | Cost of Consulting | | | | |
| 5017 | Cost of Remediation Management | | | | |
| 5018 | Cost of Insurance Recovery | | | | |
| 5020 | Property operating expenses | | | | |
| 5025 | Depreciation expense | | | | |
| | Total cost of sales | 0 | 0 | 0 | 0 |
| | Gross margin | 0 | 0 | 0 | 0 |
| | **Expenses** | | | | |
| 6001 | Accounting | | | | |
| 6005 | Amortization Expense | | | | |
| 6014 | Bad debts | | | | |
| 6015 | Bank Charges | | | | |
| 6020 | Charitable contributions | | | | |
| 6025 | Consulting expense | | | | |
| 6027 | Conferences & Seminars | | | | |
| 6030 | Depreciation Expense | | | 959 | |
| 6035 | Dues & Subscriptions | | | | |
| 6040 | Insurance - business | | | | |
| 6050 | Insurance - Health | | | | |
| 6055 | Insurance - Life | | | | |
| 6060 | Insurance - O & D | | | (1,891) | |
| 6070 | Legal | | | 2,389 | |
| 6075 | Licenses & permits | | | | |
| 6085 | Meals & Entertainment | | | | |
| 6090 | Miscellaneous Expense | | | | |
| 6100 | Office Services | | | 156 | |
| 6105 | Office Supplies | | | 87 | |
| 6110 | Postage & Freight | | | 49 | |
| 6115 | Rent-Equipment | | | | |
| 6117 | Rent - copy charges | | | | |
| 6120 | Rent-Office | | | (11,017) | |
| 6123 | Repairs & maintenance | | | | |
| 6125 | Salaries | | | 8,227 | |
| 6127 | Salaries - IT/LB | | | | |
| 6130 | Overhead - Allocated | | | (25,296) | |
| 6135 | Taxes - Other | | | | |
| 6140 | Taxes - Payroll | | | 738 | |
| 6141 | 401K matching contribution | | | | |
| 6145 | Telephone | | | 1,752 | |
| 6150 | Travel | | | | |
| 7002 | Interest Expense | | | (73) | |
| | Total expenses | 0 | 0 | (23,920) | 0 |
| | **Other income/expense:** | | | | |
| 7001 | Interest Income | | | | |
| 7003 | Gain/loss on conveyance | | | (3,156) | |
| 7010 | Equity in investee earnings | | | | |
| | Total other income/expense | 0 | 0 | (3,156) | 0 |
| | Net Income | 0 | 0 | 20,764 | 0 |

Date Printed: 8/3/02
Time Printed: 1:11 PM

File: BANKRUPTCY FILINGfor032902.xls
Tab: Landbank 011102 Consol IS

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | WC (02-10187) | Skeba (02-10146) | Chimento Nondebtors | NERC (02-10147) |
|---|---|---|---|---|---|
| | **Income** | | | | |
| 4010 | Management Fee Income | | | | |
| 4015 | Consulting Income | | | | |
| 4017 | Insurance Recovery | | | | |
| 4020 | Remediation Management Fee | | | | |
| 4030 | Rental Income | | | | |
| 4035 | Expense Reimbursements | | | | |
| | | 0 | 0 | 0 | 0 |
| | **Cost of sales** | | | | |
| 5010 | Cost of Management Fee | | | | |
| 5015 | Cost of Consulting | | | | |
| 5017 | Cost of Remediation Management | | | | |
| 5018 | Cost of Insurance Recovery | | | | |
| 5020 | Property operating expenses | | | | |
| 5025 | Depreciation expense | | | | |
| | Total cost of sales | 0 | 0 | 0 | 0 |
| | Gross margin | 0 | 0 | 0 | 0 |
| | **Expenses** | | | | |
| 6001 | Accounting | | | | |
| 6005 | Amortization Expense | | | | |
| 6014 | Bad debts | | | | |
| 6015 | Bank Charges | | | | |
| 6020 | Charitable contributions | | | | |
| 6025 | Consulting expense | | | | |
| 6027 | Conferences & Seminars | | | | |
| 6030 | Depreciation Expense | | | | |
| 6035 | Dues & Subscriptions | | | | |
| 6040 | Insurance - business | | | | |
| 6050 | Insurance - Health | | | | |
| 6055 | Insurance - Life | | | | |
| 6060 | Insurance - O & D | | | | |
| 6070 | Legal | | | | |
| 6075 | Licenses & permits | | | | |
| 6085 | Meals & Entertainment | | | | |
| 6090 | Miscellaneous Expense | | | | |
| 6100 | Office Services | | | | |
| 6105 | Office Supplies | | | | |
| 6110 | Postage & Freight | | | | |
| 6115 | Rent-Equipment | | | | |
| 6117 | Rent - copy charges | | | | |
| 6120 | Rent-Office | | | | |
| 6123 | Repairs & maintenance | | | | |
| 6125 | Salaries | | | | |
| 6127 | Salaries - IT/LB | | | | |
| 6130 | Overhead - Allocated | | | | |
| 6135 | Taxes - Other | | | | |
| 6140 | Taxes - Payroll | | | | |
| 6141 | 401K matching contribution | | | | |
| 6145 | Telephone | | | | |
| 6150 | Travel | | | | |
| 7002 | Interest Expense | | | | |
| | Total expenses | 0 | 0 | 0 | 0 |
| | Other income/expense: | | | | |
| 7001 | Interest Income | | | | |
| 7003 | Gain/loss on conveyance | | | | |
| 7010 | Equity in investee earnings | | | | |
| | Total other income/expense | 0 | 0 | 0 | 0 |
| | Net Income | 0 | 0 | 0 | 0 |

Date Printed: 6/3/02
Time Printed: 1:11 PM

File BANKRUPTCY FILINGfor032902.xls
Tab Landbank 033102 Consol IS

LandBank, Inc.
Consolidating Income Statement
For the Period March 2, 2002 thru March 29, 2002

| | | ESI (02-10122) | ESII (02-10123) | Dorchester (02-10152) | CPB (02-10119) |
|---|---|---|---|---|---|
| | **Income** | | | | |
| 4010 | Management Fee Income | | | | |
| 4015 | Consulting Income | | | | |
| 4017 | Insurance Recovery | | | | |
| 4020 | Remediation Management Fee | | | | |
| 4030 | Rental Income | | | | |
| 4035 | Expense Reimbursements | | | | |
| | | 0 | 0 | 0 | 0 |
| | **Cost of sales** | | | | |
| 5010 | Cost of Management Fee | | | | |
| 5015 | Cost of Consulting | | | | |
| 5017 | Cost of Remediation Management | | | | |
| 5018 | Cost of Insurance Recovery | | | | |
| 5020 | Property operating expenses | | | | |
| 5025 | Depreciation expense | | | | |
| | Total cost of sales | 0 | 0 | 0 | 0 |
| | Gross margin | 0 | 0 | 0 | 0 |
| | **Expenses** | | | | |
| 6001 | Accounting | | | | |
| 6005 | Amortization Expense | | | | |
| 6014 | Bad debts | | | | |
| 6015 | Bank Charges | | | | |
| 6020 | Charitable contributions | | | | |
| 6025 | Consulting expense | | | | |
| 6027 | Conferences & Seminars | | | | |
| 6030 | Depreciation Expense | | | | |
| 6035 | Dues & Subscriptions | | | | |
| 6040 | Insurance - business | | | | |
| 6050 | Insurance - Health | | | | |
| 6055 | Insurance - Life | | | | |
| 6060 | Insurance - O & D | | | | |
| 6070 | Legal | | | | |
| 6075 | Licenses & permits | | | | |
| 6085 | Meals & Entertainment | | | | |
| 6090 | Miscellaneous Expense | | | | |
| 6100 | Office Services | | | | |
| 6105 | Office Supplies | | | | |
| 6110 | Postage & Freight | | | | |
| 6115 | Rent-Equipment | | | | |
| 6117 | Rent - copy charges | | | | |
| 6120 | Rent-Office | | | | |
| 6123 | Repairs & maintenance | | | | |
| 6125 | Salaries | | | | |
| 6127 | Salaries - IT/LB | | | | |
| 6130 | Overhead - Allocated | | | | |
| 6135 | Taxes - Other | | | | |
| 6140 | Taxes - Payroll | | | | |
| 6141 | 401K matching contribution | | | | |
| 6145 | Telephone | | | | |
| 6150 | Travel | | | | |
| 7002 | Interest Expense | | | | |
| | Total expenses | 0 | 0 | 0 | 0 |
| | Other income/expense: | | | | |
| 7001 | Interest Income | | | | |
| 7003 | Gain/loss on conveyance | | | | |
| 7010 | Equity in investee earnings | | | | |
| | Total other income/expense | 0 | 0 | 0 | 0 |
| | Net Income | 0 | 0 | 0 | 0 |

Date Printed: 6/3/02
Time Printed: 1:11 PM

File: bANKRUPTCY FILINGfor032902.xls
Tab: Landbank 033102 Consol IS

The IT Group, Inc.
Accounts Payable Consolidated Aging
as of March 29, 2002

| Days Aged | | Balance |
|---|---|---|
| 0 - 30 | $ | 47,566,819 |
| 31 - 45 | $ | 10,298,965 |
| 46 - 60 | $ | 13,705,942 |
| Over 60 | $ | 86,641,620 |
| | $ | 158,213,346 |
| Other (a) | $ | 69,280,005 |
| Balance G/L | $ | 227,493,351 |

| | | |
|---|---|---|
| Pre Petition | $ | 121,761,976 |
| Post Petition | $ | 105,731,375 |
| | $ | 227,493,351 |

(a) cost accruals

# THE IT GROUP, INC.
# ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
## As of March 29, 2002
### (in thousands)

| Accounts Receivable Reconciliation | Amount |
|---|---|
| Total Accounts Receivable at the beginning of the reporting period | 413,151 |
| + Amounts billed during the period | 53,174 |
| - Amounts collected during the period | (66,232) |
| Total Accounts Receivable at the end of the reporting period | 400,093 |

Accounts Receivable Aging

| | |
|---|---|
| 0 - 30 days old | 267,793 |
| 31 - 60 days old | 26,700 |
| 61 - 90 days old | 18,600 |
| 91+ days old | 48,100 |
| A/R not aged | 22,100 |
| Retainage | 16,800 |
| Total Accounts Receivable | 400,093 |
| Amounts considered uncollectible (Bad Debt) | (21,457) |
| Accounts Receivable (Net) | 378,636 |

DEBTOR QUESTIONAIRE

| **Must be completed each month** | **Yes** | **No** |
|---|---|---|
| **1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.** | | **X** |
| **2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.** | | **X** |
| **3. Have all post petition tax returns been timely filed? If no, provide an explanation below.** | **X** | |

| | |
|---|---|
| 4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below. | X |

## Case No. 02-10118

**Debtor Bank Account Detail - March 29, 2002**

| G/L ACCT # | Debtor Case Number | BANK ACCT # | BANK NAME | DESCRIPTION | 03/29/02 PER BALANCE SHEET |
|---|---|---|---|---|---|
| 1.1112.01 | 02-10165 | 629-00294 | Bank of America | B of A Conc- 00629-00294 | 1,917,469 |
| 1.1115.01 | 02-10165 | 5417-0733 | Fleet/Bank Boston | B of B Conc | 297,200 |
| 1.1115.06 | 02-10165 | AV books ts | Fleet/Bank Boston | B of B- Gen East | - |
| 1.1116.01 | 02-10165 | 114-621136 | Chase Manhattan | Chem Bank- Conc West | (1,010,896,857) |
| 1.1116.02 | 02-10165 | 114-621136 | Chase Manhattan | Chem Bank- Conc East | 1,010,881,270 |
| 1.1116.03 | 02-10165 | 6301-455451-509 | Chase Manhattan | Chem Bank- Provident | 470,641 |
| 1.1119.01 | 02-10165 | 4075-3675 | Citibank | Citibank- Conc | (3,415,369,218) |
| 1.1119.02 | 02-10165 | 4075-3701 | Citibank | Citibank- Cash Coll. | 3,449,930,651 |
| 1.1119.03 | 02-10165 | 4076-8559 | Citibank | Citibank- AIG Ins. Claims | 500 |
| 1.1141.01 | 02-10165 | 119-5671 | PNC | Pitts Nat- Gen 1195671 | 10,174 |
| 1.1141.05 | 02-10165 | 10-1156-5247,10-1430-5432 | PNC | Pitts Nat- P/R 1011565247 | 171,725 |
| 1.1191.01 | 02-10165 | UJ 43608-71 | Kiider Peabody | Mrktbl Scrts Kidder Peabody | 13,381 |
| 1.1191.03 | 02-10165 | 020100004250585 | B of A | Mrktbl Scrts B of A | (8,218) |
| 1.1191.05 | 02-10165 | 204-08956-13/204-15526-12-633 | Smith Barney | Mrktbl Scrts Smith Barney | 29,213 |
| 1.1191.07 | 02-10165 | 000001024 | Citibank | Mrktbl Scrts Citibank | - |
| 100.1111.01 | 02-10126 | 937387-7578 | Fleet/Bank Boston | Bank of America Lockbox | 81,245,005 |
| 100.1111.22 | 02-10126 | | GTI | Working Fund Bank Acct GTI | 29,698 |
| 100.1111.24 | 02-10126 | 2065-8076 | Fleet/Bank Boston | Cash- Main Acct GTI | (81,214,414) |
| 101.1111.20 | 02-10161 | | GTI | Cash Checking GTI | (24,604) |
| 160.1118.01 | 02-10158 | 1450011224 | Union Bank of CA | Cash in Banks- Sweep Acct | (32,065,176) |
| 160.1118.02 | 02-10158 | 1450107960 | Union Bank of CA | UBOC Master Account | 32,152,987 |
| 1901000.1119.01 | 02-10118 | 4075-3664 | Citibank | Citibank- Conc | - |
| 43.1111.43 | 02-10133 | 4078-7696 | Citibank | Cash- IT Int'l Hld | - |
| 46.1146.01 | 02-10135 | 3044-0525 | Citibank | Iron Mountain- Cash | 100 |
| 46.1146.02 | 02-10135 | 10-1156-5255, 10-1430-5416 | PNC | Iron Mountain- Payroll | 76,527 |
| 47.1146.05 | 02-10127 | 3044-0533 | Citibank | IT Admin Services- Cash | 100 |
| 75.1111.01 | 02-10180 | 8666-9-02312 | Bank of America | Bank of America Lockbox | 29,359,704 |
| 75.1111.05 | 02-10180 | 8666-3-02310 | Bank of America | B of A Concentration | (29,363,741) |
| 75.1119.01 | 02-10180 | 4076-2296 | Citibank | Citibank- Conc | - |
| 78.1111.14 | 02-10179 | 60021214 | Bank One | Bank One- local Deposit | 5,091 |
| | 02-10135 | 3045-3721 | Citibank | Iron Mt. Remediation | - |
| 3932007.1118.01 | 02-10165 | ITDENV02 | Citibank | Cash in Banks- Sweep Acct | (182,193) |
| Landbank | 02-10143 | 1-943-1212-7153 | US Bank | Landbank, Inc | 464,293 |
| Landbank | 02-10141 | 1-036-5575-4630 | US Bank | Lanbank Environmental Prop Inc | 69 |
| Landbank | 02-10173 | 1-036-5519-5834 | US Bank | Kato Raod LLC | 241 |
| Landbank | 02-10154 | 1-036-5618-3516 | US Bank | Whippany Venture LLC | 179 |
| Landbank | 02-10137 | 1-036-5664-7106 | US Bank | KIP 1 LLC LLC | 52,335 |
| Landbank | 02-10149 | 1-036-5664-7098 | US Bank | Otay Mesa Ventures 1 LLC LLc | 5,622 |
| Landbank | 02-10151 | 1-036-5664-8179 | US Bank | Raritan Ventures I LLC | 4,673 |
| Landbank | 02-10153 | 1-036-5664-8377 | US Bank | USWS LLC | 885 |
| Landbank | 02-10146 | 1-036-5664-8252 | US Bank | Millstone River Wetland Svc LLC | 2,440 |
| Landbank | 02-10187 | 1-036-5664-8369 | US Bank | Woodbury Creek | 107 |
| Landbank | 02-10147 | 1-036-575-4598 | US Bank | Northeast Restoration Co. LLC | 1,523 |
| Landbank | 02-10122 | 1-036-5575-4580 | US Bank | Empire State I LLC | 220 |
| Landbank | 02-10123 | 1-036-5575-4572 | US Bank | Empire State II LLC | 952 |
| Landbank | 02-10152 | 1-036-5575-4556 | US Bank | Dorchester Group LLC | 468 |
| Landbank | 02-10119 | 1-036-5575-4564 | US Bank | 3702 College Point Blvd LLC | 367 |
| Non_debtor Cash | | | | | 5,575,469 |
| Total Cash | | | | | 43,576,856 |

(000's)

**Summary Page**

| | March 2002 (a) | | | Cumulative | | |
|---|---|---|---|---|---|---|
| | Actual Total (a) | Projected | Variance | Actual | Projected | Variance |
| Cash Beginning of Month | $ 27,177 | $ 1,081 | $ 26,096 | $ 18,189 | $ 18,189 | $ (0) |
| Receipts | | | | | | |
| Cash Sales | - | - | - | - | - | - |
| Accounts Receivable | 66,232 | 92,374 | (26,141) | 144,003 | 161,492 | (17,489) |
| Loans and Advances | - | - | - | - | - | - |
| Sale of Assets | - | - | - | - | - | - |
| Other (Attach List) | - | - | - | - | - | - |
| **DIP Draw & (Repayment)** | 50,000 | - | 50,000 | 94,000 | 55,000 | 39,000 |
| **Total Receipts** | 116,232 | 92,374 | 23,859 | 238,003 | 216,492 | 21,511 |
| Disbursements | | | | | | |
| Net Payroll & Benefits | (20,064) | (23,660) | 3,596 | (54,479) | (62,633) | 8,154 |
| Payroll Taxes | (7,141) | (9,600) | 2,459 | (20,714) | (25,998) | 5,284 |
| Sales, Use, and Other Taxes | (177) | (130) | (47) | (304) | (391) | 87 |
| Operating Expenses | (41,190) | (54,560) | 13,370 | (100,245) | (128,439) | 28,194 |
| Rental & Leases | (3,292) | - | (3,292) | (6,320) | (6,918) | 598 |
| Insurance | (3,190) | (1,005) | (2,185) | (4,137) | (1,345) | (2,792) |
| Administrative & Selling | (1,912) | (2,720) | 808 | (3,160) | (6,636) | 3,476 |
| Sale of Assets | - | - | - | - | - | - |
| Other (Attach List) | - | - | - | - | - | - |
| Professional Fees | (551) | (540) | (11) | (941) | (1,080) | 139 |
| U.S. Trustee Fees | - | (15) | 15 | - | (15) | 15 |
| Court Costs | - | (1) | 1 | - | (3) | 3 |
| **Total Disbursements** | (77,518) | (92,231) | 14,713 | (190,300) | (233,457) | 43,157 |
| Net Cash Flow (Receipts Less Disbursements) | $ 38,714 | $ 142 | $ 38,572 | $ 47,703 | $ (16,966) | $ 64,668 |
| Cash - End of Month | $ 65,892 | $ 1,223 | $ 64,668 | $ 65,892 | $ 1,223 | $ 64,668 |

| | |
|---|---|
| Total Disbursements | $ (77,518) |
| Less: Transfers to Debtor in Possession Accounts | - |
| Plus: Estate Disbursements Made by Outside Sources | - |
| Total Disbursements For Calculating U.S. Trustee Quarterly Fees | $ (77,518) |

(a) March actual includes cash flow activity from March 3, 2002 through March 30, 2002.

# Exhibit B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

**Debtors**
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
**(By Overnight Courier)**

**Counsel to Debtors**
Timothy R. Pohl, Esq.
Chris L. Dickerson, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

**United States Trustee**
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
**(By Hand Delivery)**

**Counsel to Creditors' Committee**

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
**(By Hand Delivery)**

Thomas E. Lauria, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
**(By Overnight Courier)**

**Counsel for Prepetition Bank Group**
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
**(By Overnight Delivery)**

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
**(By Hand Delivery)**

**Counsel for Postpetition Bank Group**
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
**(By Overnight Courier)**

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
**(By Hand Delivery)**